SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1200	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1200	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1200	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 - DATE OF THE FISCAL YEAR BEGINNING	2 - DATE OF THE FISCAL YEAR END
1- Last	01/01/2007	12/31/2007
2 - Next to last	01/01/2006	12/31/2006
3 - Last but two	01/01/2005	12/31/2005
4 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes		5 - CVM CODE 00418-9
6 - PARTNER IN CHARGE Pedro Augusto de Melo		7 - PARTNER’S CPF (Individual Tax ID) 011.512.108-03

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2007	2 12/31/2006	3 12/31/2005
Paid-in Capital
1 - Common	345,055	34,501,039	34,499,423
2 - Preferred	279,362	29,957,173	31,376,651
3 - Total	624,417	64,458,212	65,876,074
Treasury shares
4 - Common	1,191	34,694	10,480
5 - Preferred	7,668	704,125	519,380
6 - Total	8,859	738,819	529,860

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Manufacturing and Other

2 - STATUS Operational

3 - NATURE OF OWNERSHIP Foreign

4 - ACTIVITY CODE 1090 - Beverages and Tobacco

5 - MAIN ACTIVITY Production of beer and soft drinks

6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	03/16/2007	Dividend	03/30/2007	Common	0.0018500000
02	RCA	03/16/2007	Dividend	03/30/2007	Preferred	0.0020350000
03	RCA	03/16/2007	Interest attributed to shareholders’ equity	03/30/2007	Common	0.0056000000
04	RCA	03/16/2007	Interest attributed to shareholders’ equity	03/30/2007	Preferred	0.0061600000
05	RCA	06/18/2007	Interest attributed to shareholders’ equity	06/29/2007	Common	0.0032400000
06	RCA	06/18/2007	Interest attributed to shareholders’ equity	06/29/2007	Preferred	0.0035640000
07	RCA	09/18/2007	Dividend	10/10/2007	Common	1.1100000000
08	RCA	09/18/2007	Dividend	10/10/2007	Preferred	1.2210000000
09	RCA	09/18/2007	Interest attributed to shareholders’ equity	10/10/2007	Common	0.4000000000

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10	RCA	09/18/2007	Interest attributed to shareholders’ equity	10/10/2007	Preferred	0.4400000000
11	RCA	11/29/2007	Interest attributed to shareholders’ equity	12/18/2007	Common	0.4800000000
12	RCA	11/29/2007	Interest attributed to shareholders’ equity	12/18/2007	Preferred	0.5280000000

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1	Total assets	30,561,464	32,078,440	30,348,105
1.01	Current assets	4,101,146	3,468,682	2,760,821
1.01.01	Available funds	920,831	601,701	384,379
1.01.01.01	Cash and cash equivalents	920,831	601,701	384,379
1.01.02	Credits	1,466,942	1,267,832	937,956
1.01.02.01	Clients	952,821	848,649	705,144
1.01.02.02	Sundry credits	514,121	419,183	232,812
1.01.02.02.01	Securities	0	0	52,678
1.01.02.02.02	Recoverable taxes	514,121	419,183	180,134
1.01.03	Inventories	604,930	589,895	557,503
1.01.03.01	Finished goods	158,131	143,578	143,215
1.01.03.02	Work in progress	56,433	45,628	46,134
1.01.03.03	Raw materials	214,138	235,884	231,039
1.01.03.04	Production materials	110,644	110,444	96,378
1.01.03.05	Warehouse and other supplies	66,733	63,851	56,752
1.01.03.06	Provision for losses	(1,149)	(9,490)	(16,015)
1.01.04	Other	1,108,443	1,009,254	880,983
1.01.04.01	Dividends and/or interest attributed to shareholders’ equity	106,372	27,575	0
1.01.04.02	Deferred income and social contribution taxes	535,935	550,523	502,258
1.01.04.03	Prepaid expenses	273,786	270,316	233,526
1.01.04.04	Deferred income from financial instruments	96,435	37,331	75,617
1.01.04.05	Other assets	95,915	123,509	69,582
1.02	Non-current assets	26,460,318	28,609,758	27,587,284
1.02.01	Long-term assets	3,995,788	4,429,622	5,004,276
1.02.01.01	Sundry credits	2,658,338	3,173,254	3,799,461
1.02.01.01.01	Judicial deposits and tax incentives	281,743	249,757	321,575
1.02.01.01.02	Advances to employees for purchase of shares	41,327	72,491	113,988
1.02.01.01.03	Deferred income and social contribution taxes	2,335,268	2,851,006	3,363,898
1.02.01.02	Accounts receivable from related parties	940,278	864,572	857,833
1.02.01.02.01	Direct and indirect associated companies	0	0	0
1.02.01.02.02	Subsidiaries	940,278	864,572	857,833
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	397,172	391,796	346,982
1.02.01.03.01	Assets held for sale	68,237	82,915	101,326
1.02.01.03.02	Prepaid expenses	121,577	132,866	111,984
1.02.01.03.03	Asset surplus - Instituto AmBev	18,503	17,000	20,018
1.02.01.03.04	Recoverable taxes	184,606	140,006	108,197
1.02.01.03.05	Other assets	4,249	19,009	5,457
1.02.02	Permanent assets	22,464,530	24,180,136	22,583,008
1.02.02.01	Investments	17,352,029	21,215,193	19,645,477
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1.02.02.01.02	Interest in direct and indirect associated companies - Goodwill	0	0	0
1.02.02.01.03	Interest in subsidiaries	16,996,964	18,965,546	19,619,400
1.02.02.01.04	Interest in subsidiaries - Goodwill	339,097	2,238,203	14,633
1.02.02.01.05	Other Investments	15,968	11,444	11,444
1.02.02.02	Property, plant and equipment	2,606,875	2,265,058	2,030,509
1.02.02.03	Intangible assets	328,549	346,505	443,664
1.02.02.04	Deferred charges	2,177,077	353,380	463,358

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2	Total liabilities	30,561,464	32,078,440	30,348,105
2.01	Current liabilities	5,711,760	6,273,966	4,578,626
2.01.01	Loans and financings	1,201,169	1,239,773	790,030
2.01.02	Debentures	55,468	65,949	0
2.01.03	Suppliers	1,083,649	620,389	467,642
2.01.04	Taxes, fees and contributions	1,055,347	818,012	600,453
2.01.04.01	Income and social contribution taxes	303,926	113,766	1,075
2.01.04.02	Other taxes, charges and contributions	751,421	704,246	599,378
2.01.05	Dividends payable	33,582	106,828	23,065
2.01.05.01	Dividends payable	13,090	15,432	10,824
2.01.05.02	Provision for interest attributed to shareholders’ equity	20,492	91,396	12,241
2.01.06	Provisions	70,353	70,381	77,177
2.01.07	Accounts payable to related parties	1,212,454	2,424,503	1,890,367
2.01.08	Other	999,738	928,131	729,892
2.01.08.01	Unrealized losses on derivatives	546,674	379,653	164,980
2.01.08.02	Accounts payable - marketing	170,210	194,212	151,657
2.01.08.03	Payroll, profit sharing and related charges	199,259	261,035	265,557
2.01.08.04	Other liabilities	83,595	93,231	147,698
2.02	Non-current liabilities	7,429,754	6,536,411	5,902,140
2.02.01	Long-term liabilities	7,271,487	6,384,153	5,749,462
2.02.01.01	Loans and financings	2,633,453	2,675,545	2,994,519
2.02.01.02	Debentures	2,065,080	2,065,080	0
2.02.01.03	Provisions	386,618	421,683	816,120
2.02.01.03.01	For contingencies	386,618	421,683	816,120
2.02.01.04	Accounts payable to related parties	1,375,632	705,540	1,474,641
2.02.01.05	Advances for future capital increase	0	0	0
2.02.01.06	Other	810,704	516,305	464,182
2.02.01.06.01	Sales tax deferrals	450,188	405,700	352,563
2.02.01.06.02	Provision for benefits medical assistance/other	97,420	87,398	84,397
2.02.01.06.03	Deferred income and social contribution taxes	18,571	22,770	26,693
2.02.01.06.04	Unsecured liabilities - subsidiaries	244,030	0	0
2.02.01.06.05	Other liabilities	495	437	529
2.02.02	Future taxable income	158,267	152,258	152,678
2.04	Shareholders’ equity	17,419,950	19,268,063	19,867,339
2.04.01	Subscribed and paid-in capital	6,105,207	5,716,087	5,691,369
2.04.02	Capital reserve	8,793,708	11,929,826	13,496,065
2.04.02.01	Stock ownership option goodwill	0	0	0
2.04.02.02	Goodwill on the subscription of shares	9,254,528	12,310,042	13,442,590
2.04.02.03	Tax incentives	698,049	560,552	446,919
2.04.02.04	Treasury shares	(1,158,869)	(940,768)	(393,444)
2.04.03	Revaluation reserves	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0	0
2.04.04	Profit reserves	2,521,035	1,622,150	679,905
2.04.04.01	Legal	208,832	208,831	208,831
2.04.04.02	Statutory	2,312,203	1,413,319	471,074
2.04.04.02.01	For investments	2,312,203	1,413,319	471,074
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Appropriated retained earnings	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other profit reserves	0	0	0
2.04.04.07.01	Treasury shares	0	0	0
2.04.05	Accumulated Profits/Losses	0	0	0
2.04.06	Advance for Future Capital Increase	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
3.01	Gross sales and/or services	25,433,898	22,452,138	12,213,281
3.02	Gross sales deductions	(13,722,936)	(12,072,835)	(6,417,339)
3.03	Net sales and/or services	11,710,962	10,379,303	5,795,942
3.04	Cost of sales and/or services	(4,213,734)	(3,848,894)	(2,371,159)
3.05	Gross profit	7,497,228	6,530,409	3,424,783
3.06	Operating Expenses/Income	(4,043,775)	(3,209,964)	(1,731,260)
3.06.01	Selling	(1,985,688)	(1,775,075)	(1,021,786)
3.06.02	General and administrative	(1,176,252)	(912,335)	(660,446)
3.06.02.01	Administrative	(438,762)	(459,035)	(259,685)
3.06.02.02	Management fees	(13,451)	4,225	(19,402)
3.06.02.03	Tax, labor and other contingencies	3,210	92,010	(69,227)
3.06.02.04	Depreciation, amortization and depletion	(727,249)	(549,535)	(312,132)
3.06.03	Financial	(776,818)	(763,969)	(893,846)
3.06.03.01	Financial income	281,260	189,503	98,824
3.06.03.02	Financial expenses	(1,058,078)	(953,472)	(992,670)
3.06.04	Other operating income	305,202	236,281	234,324
3.06.05	Other operating expenses	(270,984)	(138,206)	(69,005)
3.06.06	Equity Accounting Result	(139,235)	143,340	679,499
3.07	Operating income	3,453,453	3,320,445	1,693,523
3.08	Non-operating results	8,747	6,823	(25,997)
3.08.01	Income	10,179	12,865	4,152
3.08.02	Expenses	(1,432)	(6,042)	(30,149)
3.09	Income before taxes/profit sharing	3,462,200	3,327,268	1,667,526
3.10	Provision for Income and social contribution taxes	(94,693)	63,609	0
3.11	Deferred income tax	(520,185)	(460,428)	(6,508)
3.12	Statutory profit sharing/contributions	(30,915)	(124,193)	(115,290)
3.12.01	Profit sharing	(30,915)	(124,193)	(115,290)
3.12.01.01	Employees	(26,618)	(114,581)	(93,403)
3.12.01.02	Management	(4,297)	(9,612)	(21,887)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.15	Profit/Loss for the Year	2,816,407	2,806,256	1,545,728
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	615,558	63,719,393	65,346,214
	EARNINGS PER SHARE (in Brazilian reais)	4.57537	0.04404	0.02365
	LOSS PER SHARE (in Brazilian reais)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.01	Financial resources provided by	7,897,147	7,206,542	5,830,648
4.01.01	Operations	5,977,177	4,803,659	2,762,479
4.01.01.01	Profit/Loss for the period	2,816,407	2,806,256	1,545,728
4.01.01.02	Items not affecting working capital	3,160,770	1,997,403	1,216,751
4.01.01.02.01	Equity accounting results	139,235	(143,340)	(679,499)
4.01.01.02.02	Provision for losses on permanent assets	(14,553)	(6,347)	19,057
4.01.01.02.03	Tax, labor and other contingencies	(3,210)	(92,010)	69,227
4.01.01.02.04	Financial expenses on provision for contingencies	70,634	31,650	25,839
4.01.01.02.05	Deferred income tax and social contribution	520,185	460,428	6,508
4.01.01.02.06	Paid-in goodwill and negative goodwill	158,661	107,519	52,703
4.01.01.02.07	Dividends from subsidiary	963,354	1,060,940	693,238
4.01.01.02.08	Gain (Loss) of interest in subsidiary	(1,682)	705	3,304
4.01.01.02.09	Interest on advances to employees for purchase of shares	(7,665)	(9,830)	(12,781)
4.01.01.02.10	Capital refund by subsidiary	0	297,755	836,770
4.01.01.02.11	Foreign exchange loss (gain) on investments	88,337	17,946	2,928
4.01.01.02.12	Depreciation and Amortization	876,331	685,571	397,544
4.01.01.02.13	Gain on the settlement of tax incentives	(34,419)	(39,888)	(28,339)
4.01.01.02.14	Exchange Rate variation and Financial charges on long term loans	(334,393)	(341,290)	(89,725)
4.01.01.02.15	Book value of disposals of property, plant and equipment	952,809	127,604	69,087
4.01.01.02.16	Subsidy for investments of subsidiary	(212,854)	(160,010)	(149,110)
4.01.02	Shareholders	233,209	156,604	130,512
4.01.02.01	Capital increase	128,333	0	4
4.01.02.02	Prescribed dividends and interest on equity	8,278	0	641
4.01.02.03	Disposals of treasury shares	0	105,277	64,327
4.01.02.04	Advances to employees for purchase of shares	96,598	51,327	65,540
4.01.03	Third-parties	1,686,761	2,246,279	2,937,657
4.01.03.01	Debentures	0	2,065,080	0
4.01.03.02	Prepaid expenses	11,289	0	0
4.01.03.03	Other taxes and charges recoverable	0	62,439	666,598
4.01.03.04	Financings	371,207	0	144,891
4.01.03.05	Fiscal incentives	149,497	115,513	104,993
4.01.03.06	Accounts receivable from affiliated companies	670,092	0	1,989,392
4.01.03.07	Other accounts payable	251,473	3,247	4,929
4.01.03.08	Other accounts receivable and others	233,203	0	26,854
4.02	Investments	6,702,477	8,194,022	4,024,319
4.02.01	Judicial deposits and investment in tax incentives	13,393	46,803	106,808
4.02.02	Other taxes and charges recoverable	44,600	31,809	0
4.02.04	Investments, including goodwill and negative goodwill	421,105	2,742,323	0
4.02.05	Financings	0	667,942	0
4.02.06	Repurchase of own shares	3,082,598	1,762,339	437,349
4.02.07	Proposed dividends	1,925,800	1,864,011	1,300,287
4.02.08	Other	0	10,536	0
4.02.09	Tax, labor and other contingencies	121,082	215,903	267,322

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.02.10	Working capital of incorporated subsidiary	0	0	1,480,735
4.02.11	Property, plant and equipment	1,005,041	812,877	328,604
4.02.12	Deferred charges	13,152	11,859	91,645
4.02.13	Accounts payable - associated companies	75,706	6,738	0
4.02.14	Tax deferral	0	0	1,321
4.02.15	Prepaid expenses	0	20,882	7,949
4.02.16	Working capital of incorporated parent company	0	0	2,299
4.03	Increase/decrease in the working capital	1,194,670	(987,480)	1,806,329
4.04	Changes in current assets	632,464	707,861	1,977,302
4.04.01	Current assets at the beginning of the period	3,468,682	2,760,821	783,519
4.04.02	Current assets at the end of the period	4,101,146	3,468,682	2,760,821
4.05	Changes in current liabilities	(562,206)	1,695,341	170,973
4.05.01	Current liabilities at the beginning of the period	6,273,966	4,578,626	4,407,653
4.05.02	Current liabilities at the end of the period	5,711,760	6,273,967	4,578,626

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	5,716,087	11,929,826	0	1,622,150	0	19,268,063
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in stock capital	389,120	(260,787)	0	0	0	128,333
5.03.01	By reserve capitalization	260,787	(260,787)	0	0	0	0
5.03.02	Subscription of stock ownership plan	128,333	0	0	0	0	128,333
5.04	Realization of reserves	0	103,289	0	0	0	103,289
5.04.01	Advance for future capital increase	0	48	0	0	0	48
5.04.02	Options exercised - stock ownership plan	0	(46,256)	0	0	0	(46,256)
5.04.03	Canceling of treasury stocks	0	0	0	0	0	0
5.04.04	Subsidy for investments and fiscal incentives	0	149,497	0	0	0	149,497
5.05	Treasury Shares	0	(2,978,620)	0	0	0	(2,978,620)
5.06	Profit/Loss for the period	0	0	0	0	2,816,407	2,816,407
5.07	Appropriation of net income	0	0	0	898,885	(2,816,407)	(1,917,522)
5.07.01	Advance of interest attributed to shareholders’ equity	0	0	0	0	(1,925,800)	(1,925,800)
5.07.02	Investment reserve	0	0	0	898,885	(898,885)	0
5.07.03	Dividends and interest attributed to shareholders’ equity prescribed	0	0	0	0	8,278	8,278
5.08	Other	0	0	0	0	0	0
5.09	Closing balance	6,105,207	8,793,708	0	2,521,035	0	17,419,950

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening balance	5,691,369	13,496,065	0	679,905	0	19,867,339
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in stock capital	24,718	(24,718)	0	0	0	0
5.03.01	By reserve capitalization	21,285	(21,285)	0	0	0	0
5.03.02	Subscription of stock ownership plan	3,433	(3,433)	0	0	0	0
5.04	Realization of reserves	0	220,818	0	0	0	220,818
5.04.01	Advance for future capital increase	0	3,433	0	0	0	3,433
5.04.02	Options exercised - stock ownership plan	0	101,581	0	0	0	101,581
5.04.03	Subsidy for investments and fiscal incentives	0	115,804	0	0	0	115,804
5.05	Treasury Shares	0	(1,762,339)	0	0	0	(1,762,339)
5.06	Profit/Loss for the period	0	0	0	0	2,806,256	2,806,256
5.07	Allocations	0	0	0	1,333,121	(2,806,256)	(1,473,135)
5.07.01	Investment reserve	0	0	0	1,333,121	(1,333,121)	0
5.07.02	Advance of interest attributed to shareholders’ equity	0	0	0	0	(1,473,135)	(1,473,135)
5.08	Other	0	0	0	(390,876)	0	(390,876)
5.08.01	2005 dividends complement	0	0	0	(390,876)	0	(390,876)
5.09	Closing balance	5,716,087	11,929,826	0	1,622,150	0	19,268,063

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.03 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening balance	4,742,804	12,149,335	0	208,831	0	17,100,970
5.02	Prior-years adjustments	0	0	0	0	0	0
5.03	Increase/decrease in capital stock	948,565	(948,561)	0	0	0	4
5.03.01	By reserve capitalization	948,561	(948,561)	0	0	0	0
5.03.02	By issue of shares by minority shareholders from the incorporated company	4	0	0	0	0	4
5.04	Realization of reserves	0	2,814,301	0	224,992	0	3,039,293
5.04.01	InBev incorporation	0	2,883,273	0	0	0	2,883,273
5.04.02	Canceling of treasury shares	0	(158,039)	0	158,039	0	0
5.04.03	Transfer of reserves stock ownership plan	0	31,118	0	66,953	0	98,071
5.04.04	Subsidy for investments and fiscal incentives	0	57,949	0	0	0	57,949
5.05	Treasury Shares	0	(519,010)	0	0	0	(519,010)
5.06	Profit/Loss for the period	0	0	0	0	1,545,728	1,545,728
5.07	Allocations	0	0	0	246,082	(1,546,369)	(1,300,287)
5.07.01	Investment Reserve	0	0	0	246,082	(246,082)	0
5.07.02	Advance of dividends and interest attributed to shareholder’s equity	0	0	0	0	(744,047)	(744,047)
5.07.03	Prepaid dividends	0	0	0	0	(556,240)	(556,240)
5.08	Other	0	0	0	0	641	641
5.08.01	Dividends and interest attributed to shareholders’ equity prescribed	0	0	0	0	641	641
5.09	Closing balance	5,691,369	13,496,065	0	679,905	0	19,867,339

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1	Total assets	35,475,750	35,560,860	33,401,781
1.01	Current assets	7,880,385	6,817,568	5,474,638
1.01.01	Available funds	2,308,229	1,538,928	837,272
1.01.01.01	Cash and cash equivalents	2,308,229	1,538,928	837,272
1.01.02	Credits	2,537,169	2,456,460	2,136,368
1.01.02.01	Clients	1,623,056	1,542,695	1,331,823
1.01.02.02	Sundry Credits	914,113	913,765	804,545
1.01.02.02.01	Securities	174,806	226,115	259,000
1.01.02.02.02	Recoverable Taxes	739,307	687,650	545,545
1.01.03	Inventories	1,457,839	1,363,881	1,178,053
1.01.03.01	Finished goods	362,581	319,234	322,150
1.01.03.02	Work in progress	87,161	69,632	67,779
1.01.03.03	Raw materials	660,751	618,676	515,127
1.01.03.04	Production materials	236,551	235,571	186,636
1.01.03.05	Warehouse and other supplies	138,453	136,581	113,623
1.01.03.06	Provisions for losses	(27,658)	(15,813)	(27,262)
1.01.04	Other	1,577,148	1,458,299	1,322,945
1.01.04.01	Dividends and/or interest attributed to shareholders’ equity	0	2,709	0
1.01.04.02	Deferred income and social contribution taxes	649,725	609,996	543,261
1.01.04.03	Prepaid expenses	331,592	316,821	296,020
1.01.04.04	Deferred income from financial instruments	126,393	66,897	75,617
1.01.04.05	Other assets	469,438	461,876	408,047
1.02	Non-current assets	27,595,365	28,743,292	27,927,143
1.02.01	Long-term assets	4,347,358	4,564,417	5,210,367
1.02.01.01	Sundry credits	3,869,667	4,036,801	4,729,761
1.02.01.01.01	Judicial deposits and tax incentives	405,570	352,965	431,410
1.02.01.01.02	Advances to employees for purchase of shares	41,579	72,740	114,888
1.02.01.01.03	Deferred income and social contribution taxes	3,036,778	3,566,732	4,183,463
1.02.01.01.04	Financial investments	240,590	0	0
1.02.01.01.05	Deferred income from financial instruments	145,150	44,364	0
1.02.01.02	Accounts receivable from related parties	712	0	0
1.02.01.02.01	Direct and indirect associated companies	0	0	0
1.02.01.02.02	Subsidiaries	712	0	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	476,979	527,616	480,606
1.02.01.03.01	Assets held for sale	102,981	85,967	104,535
1.02.01.03.02	Prepaid expenses	123,273	134,325	126,511
1.02.01.03.03	Assets surplus - Instituto AmBev	18,503	17,000	20,018
1.02.01.03.04	Recoverable taxes	207,257	158,895	130,789
1.02.01.03.05	Other assets	24,965	131,429	98,753
1.02.02	Permanent Assets	23,248,007	24,178,875	22,716,776
1.02.02.01	Investments	15,042,872	18,025,923	16,763,542

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1- CODE	2- DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1.02.02.01.01	Interest in direct and indirect associated companies	19,528	4,183	4,818
1.02.02.01.02	Interest in direct and indirect associated companies - Goodwill	0	0	0
1.02.02.01.03	Interest in subsidiaries	0	0	0
1.02.02.01.04	Interest in subsidiaries - Goodwill	14,983,005	17,986,186	16,722,234
1.02.02.01.05	Other Investments	40,339	35,554	36,490
1.02.02.02	Property, plant and equipment	5,593,343	5,338,880	4,913,518
1.02.02.03	Intangible Assets	388,233	384,984	491,063
1.02.02.04	Deferred charges	2,223,559	429,088	548,653

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2	Total liabilities	35,475,750	35,560,860	33,401,781
2.01	Current liabilities	8,486,103	6,844,475	5,052,199
2.01.01	Loans and financings	2,420,807	2,038,695	1,209,392
2.01.02	Debentures	55,468	65,949	0
2.01.03	Suppliers	2,129,071	1,384,139	1,061,198
2.01.04	Taxes, fees and contributions	1,981,854	1,605,249	1,275,324
2.01.04.01	Income tax and social contribution	720,862	366,271	244,548
2.01.04.02	Other taxes, charges and contributions	1,260,992	1,238,978	1,030,776
2.01.05	Dividends payable	36,353	109,010	25,937
2.01.05.01	Dividends payable	15,791	17,543	13,614
2.01.05.02	Provision for interest attributed to shareholders’ equity	20,562	91,467	12,323
2.01.06	Provisions	270,423	361,186	326,121
2.01.07	Accounts payable to related parties	8,522	3,309	4,226
2.01.08	Other	1,583,605	1,276,938	1,150,001
2.01.08.01	Payroll, profit sharing and related charges	402,387	480,335	447,706
2.01.08.02	Unrealized loss on derivatives	709,278	405,309	129,804
2.01.08.03	Accounts payable - marketing	181,209	204,084	151,657
2.01.08.04	Provision for restructuring	25,411	41,025	106,487
2.01.08.05	Other liabilities	265,320	146,185	314,347
2.02	Non-current Liabilities	9,382,372	9,225,653	8,359,603
2.02.01	Long-term liabilities	9,225,857	9,075,707	8,209,657
2.02.01.01	Loans and financings	5,310,825	5,396,864	5,994,152
2.02.01.02	Debentures	2,065,080	2,065,080	0
2.02.01.03	Provisions	808,419	579,091	1,037,173
2.02.01.03.01	For contingencies	808,419	579,091	1,037,173
2.02.01.04	Accounts payable to related parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,041,533	1,034,672	1,178,332
2.02.01.06.01	Sales tax deferrals	617,441	405,700	352,563
2.02.01.06.02	Provision for benefits medical assistance/other	224,163	326,587	584,571
2.02.01.06.03	Deferred income and social contribution taxes	131,485	131,396	94,640
2.02.01.06.04	Net income - operational difference of debt swap	0	88,391	95,838
2.02.01.06.05	Other Liabilities	68,444	82,598	50,720
2.02.02	Future taxable income	156,515	149,946	149,946
2.03	Minority interests	187,325	222,669	122,640
2.04	Shareholders' equity	17,419,950	19,268,063	19,867,339
2.04.01	Subscribed paid-in capital	6,105,207	5,716,087	5,691,369
2.04.02	Capital reserve	8,793,708	11,929,826	13,496,065
2.04.02.01	Stock ownership option goodwill	0	0	0
2.04.02.02	Goodwill on subscription of shares	9,254,528	12,310,042	13,442,590
2.04.02.03	Tax Incentives	698,049	560,552	446,919

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2.04.02.04	Treasury shares	(1,158,869)	(940,768)	(393,444)
2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0	0
2.04.04	Profit reserves	2,521,035	1,622,150	679,905
2.04.04.01	Legal	208,832	208,831	208,831
2.04.04.02	Statutory	2,312,203	1,413,319	471,074
2.04.04.02.01	For investments	2,312,203	1,413,319	471,074
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Appropriated retained earnings	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other profit reserves	0	0	0
2.04.04.07.01	Treasury Shares	0	0	0
2.04.05	Accumulated Profits/Losses	0	0	0
2.04.06	Advance for Future Capital increase	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
3.01	Gross sales and/or services	37,016,248	32,487,848	28,878,704
3.02	Gross sales deductions	(17,368,028)	(14,874,191)	(12,920,139)
3.03	Net sales and/or services	19,648,220	17,613,657	15,958,565
3.04	Cost of sales and/or services	(6,546,030)	(5,948,683)	(5,742,348)
3.05	Gross profit	13,102,190	11,664,974	10,216,217
3.06	Operating Expenses/Income	(8,616,585)	(7,328,963)	(7,230,097)
3.06.01	Selling	(4,109,020)	(3,866,676)	(3,499,908)
3.06.02	General and administrative	(1,775,320)	(1,430,213)	(1,570,200)
3.06.02.01	Administrative	(787,901)	(775,473)	(802,025)
3.06.02.02	Management fees	(13,483)	4,205	(28,737)
3.06.02.03	Depreciation and amortization	(948,836)	(770,777)	(667,906)
3.06.02.04	Tax, labor and other contingencies	(25,100)	111,832	(71,532)
3.06.03	Financial	(1,252,979)	(1,078,323)	(1,086,718)
3.06.03.01	Financial income	121,848	168,419	95,309
3.06.03.02	Financial expenses	(1,374,827)	(1,246,742)	(1,182,027)
3.06.04	Other operating income	338,719	343,213	310,426
3.06.05	Other operating expenses	(1,821,860)	(1,298,355)	(1,385,692)
3.06.06	Equity accounting result	3,875	1,391	1,995
3.07	Operating income	4,485,605	4,336,011	2,986,120
3.08	Non-operating results	40,357	(28,756)	(234,270)
3.08.01	Income	48,932	26,719	21,548
3.08.02	Expenses	(8,575)	(55,475)	(255,818)
3.09	Income before taxes/profit sharing	4,525,962	4,307,255	2,751,850
3.10	Provision for Income and social contribution taxes	(963,566)	(688,798)	(757,082)
3.11	Deferred income tax	(629,271)	(626,482)	(263,108)
3.12	Statutory profit sharing/contributions	(69,380)	(194,425)	(202,777)
3.12.01	Profit sharing	(69,380)	(194,425)	(202,777)
3.12.01.01	Employees	(65,118)	(186,192)	(174,472)
3.12.01.02	Management	(4,262)	(8,233)	(28,305)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.14	Minority interests	(47,338)	8,706	16,845
3.15	Profit/Loss for the year	2,816,407	2,806,256	1,545,728
	NUMBER OF OUTSTANDING SHARES EXCLUDING TREASURY SHARES (in thousands)	615,558	63,719,393	65,346,214
	EARNINGS PER SHARE (in Brazilian reais)	4.57537	0.04404	0.02365
	LOSS PER SHARE (in Brazilian reais)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.01	Financial resources provided by	7,630,336	8,098,937	7,612,404
4.01.01	Operations	6,437,851	5,510,531	4,423,141
4.01.01.01	Profit/Loss for the period	2,816,407	2,806,256	1,545,728
4.01.01.02	Items not affecting working capital	3,621,444	2,704,275	2,877,413
4.01.01.02.01	Depreciation and amortization	1,423,981	1,188,353	1,087,482
4.01.01.02.02	Book value of disposal of property, plant and equipment	187,042	288,624	150,364
4.01.01.02.03	Tax, labor and other	25,100	(111,832)	71,532
4.01.01.02.04	Financial expenses on provision for contingencies	39,604	36,708	52,703
4.01.01.02.05	Deferred income and social contribution taxes	629,271	626,482	263,108
4.01.01.02.06	Exchange variation and financial charges on long- term loans	(484,042)	(470,344)	(501,197)
4.01.01.02.07	Realized goodwill and negative goodwill	1,560,266	1,282,960	1,342,973
4.01.01.02.08	Loss (gain) of interest in subsidiary	(3,197)	(6,051)	64,858
4.01.01.02.09	Interest of minority shareholders	47,338	(8,706)	(16,845)
4.01.01.02.10	Exchange variation with no impact on working capital	227,537	(79,361)	289,300
4.01.01.02.11	Interest on advances to employees for purchase of shares	(7,715)	(9,954)	(13,318)
4.01.01.02.12	Provisions for inventory and permanent asset	14,553	8,675	116,787
4.01.01.02.13	Equity accounting results	(3,875)	(1,391)	(1,995)
4.01.01.02.14	Gain on the settlement of tax incentives	(34,419)	(39,888)	(28,339)
4.01.02	Shareholders	241,307	183,792	206,478
4.01.02.01	Capital subscriptions	128,333	0	4
4.01.02.03	Advances to employees for purchase of shares	38,852	78,515	73,343
4.01.02.04	Disposal of treasury shares	65,844	105,277	132,490
4.01.02.05	Dividends and interest attributed to shareholders’ equity prescribed	8,278	0	641
4.01.03	Third-parties	951,178	2,404,614	2,982,785
4.01.03.01	Other accounts receivable	0	0	78,010
4.01.03.02	Financings	644,162	0	2,233,666
4.01.03.03	Fiscal Incentives	149,497	268,434	115,523
4.01.03.04	Other	0	4,365	367
4.01.03.05	Prepaid expenses	11,053	0	11,956
4.01.03.06	Debentures	0	2,065,080	0
4.01.03.07	Other taxes recoverable	0	66,735	543,263
4.01.03.08	Accrued liabilities for contingencies and other	146,466	0	0
4.02	Financial investments	8,209,147	8,548,283	3,797,971

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
4.02.01	Judicial deposits and investment in tax incentives	34,447	61,388	72,228
4.02.02	Accounts receivable from affiliated companies	712	0	8,193
4.02.03	Other taxes and charges recoverable	147,679	0	8,275
4.02.04	Investments, including goodwill and negative goodwill	452,984	2,731,136	190,385
4.02.05	Property, plant and equipment	1,630,899	1,425,702	1,169,439
4.02.06	Deferred charges	15,454	18,713	265,383
4.02.07	Repurchase of own shares for treasury	3,090,649	1,762,339	437,349
4.02.08	Proposed dividends	1,925,800	1,864,011	1,300,287
4.02.09	Other accounts payable	245,403	176,568	30,028
4.02.10	Provision for contingencies	0	264,258	224,051
4.02.11	Change in the capital of minority shareholders	35,344	439	88,291
4.02.12	Other accounts receivable	629,776	36,915	4,062
4.02.13	Financings	0	185,932	0
4.02.14	Prepaid expenses	0	20,882	0
4.03	Increase/decrease in the working capital	(578,811)	(449,346)	3,814,433
4.04	Changes in current assets	1,062,817	1,342,930	94,947
4.04.01	Current assets at the beginning of the period	6,817,568	5,474,638	5,379,691
4.04.02	Current assets at the end of the period	7,880,385	6,817,568	5,474,638
4.05	Changes in current liabilities	1,641,628	1,792,276	(3,719,486)
4.05.01	Current liabilities at the beginning of the period	6,844,475	5,052,199	8,771,685
4.05.02	Current liabilities at the end of the period	8,486,103	6,844,475	5,052,199

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 - INDEPENDENT AUDITORS’ REPORT - UNQUALIFIED OPINION

To
The Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have examined the accompanying balance sheet of Companhia de Bebidas das Américas - AmBev (“the Company”) and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2007, and the related statements of income, changes in shareholders’ equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.
Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.
Our examination was conducted with the purpose of issuing an opinion on the financial statements taken as a whole. The consolidated statement of cash flows represents additional information to those statements, which is not required under the accounting practices adopted in Brazil, and is presented in order to allow an additional analysis. This additional information was submitted to the same audit procedures applied to the financial statements and, in our opinion, is fairly presented, in all material respects, in relation to the financial statements for the year ended December 31, 2007, taken as a whole.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 - INDEPENDENT AUDITORS’ REPORT - UNQUALIFIED OPINION

5.	The financial statements related to the year ended December 31, 2006, presented for comparative purposes, were audited by other independent auditors, whose report was issued without qualifications, dated on February 26, 2007.

February 22, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Guilherme Nunes
Accountant CRC 1SP113939/O-8	Accountant CRC 1SP195631/O-1

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Management Report

Message to Shareholders

Our continued strategy of strong market execution, brand building, cost efficiency and financial discipline once again yielded solid and consistent results for 2007. Consolidated EBITDA increased 16% organically, reaching R$8,666.9 million with an organic growth in EBITDA margin of 210 bps. All regions positively contributed for this increase.

A good macroeconomic environment helped boosting volumes in Brazil, for both beer and soft drinks, which delivered organic growth of 5.5% and 10.6%, respectively. Top line kept growing beyond inflation, while costs grew below it, assuring better gross margins. SG&A grew 7.9%, excluding depreciation and amortization, prinarily driven by inflation, higher volumes and higher direct distribution. All in, EBITDA showed an organic increased of 15.4% for beer and 28.8% for CSD&Nanc. “Our hedging policy was very important to maintain the cost under control and protect us against the sudden hikes in the market. Also, a very well managed comercial plan allowed us to optimize investments and maximize profitability”, says Luiz Fernando Edmond, CEO for Latin America.

Quinsa keeps growing steadily, in spite of a challeging environment. Beer business posted 6.8% higher volumes and 20.2% increased EBITDA, with 90bps of better margins, all on an organic basis. Organic results for CSD&Nanc showed volume growth of 14.3% and EBITDA growth of 40.3%, reaching 130bps of margin expansion. Consolidated Quinsa reached 42.3% EBITDA margins. “A strong volume growth and an excelent performance of our premium brands compensated some cost pressures due to higher salaries, energy costs and commodities prices, assuring us another great year”, says João Castro Neves, Quinsa’s CEO.

HILA-ex reported a small EBITDA loss of R$20.1 million, which represents a R$41.8 million gain comparing to last year. Luiz Fernando Edmond, CEO for Latin America, comments: “We are building a strong business, with the discipline that it requires. We are going consistently towards neutral EBITDA and cash flow, which is part of our long term strategy.”
EBITDA for our North American operations reached R$1,537.5 million, 6.4% higher than 2006 on an organic basis, with a 270 bps increase in margin. Bernardo Paiva, CEO for North America, adds: “2007 was a difficult year, with low market growth and fierce competition. But our excelence on managing costs and also the Lakeport acquisition were very important to drive better results with EBITDA gains and margin expansion. We keep focused on building brand equity and committed to long term profitability”.

Our payout strategy remains the same, reinforcing our committed to distributing our excess cash to our shareholders. In 2007, we distributed R$2.0 billion in dividends, including interest on own capital, and R$3.1 billion in buybacks.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

“We are very pleased with 2007 results and highly confident that 2008 will be another good year. Once again, I thank that to our People, which cultivates the ownership culture, is hard working, bold, disciplined and conscient that teamwork is what assures us such a strong performance”, completes Luiz Fernando Edmond, CEO for Latin America.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Overview of Companhia de Bebidas das Américas - AmBev

With operations in 14 countries of the Americas, AmBev is the fifth world’s largest brewer and the leader in Latin America. AmBev’s operations consist of the production and trading of beer, soft drinks, other non-alcoholic beverages and malt and are divided into three business segments:

• Brazil Operations, represented by sales of (i) beer (“Beer Brazil”); (ii) carbonated soft drinks (“CSD”) and non-alcoholic, non-carbonated (“Nanc”) beverages; and (iii) malt and by-products;

• Hispanic Latin America (HILA), divided in two units: (i) Quinsa, comprised of operations in Argentina, Bolivia, Chile, Paraguay and Uruguay, and (ii) Hila excluding Quinsa (Hila-ex), comprised of operations in El Salvador, Equator, Guatemala, Nicaragua, Peru, Dominican Republic and Venezuela; and

• North America represented by Labatt Brewing Company Limited (“Labatt”) operations, including beer domestic sales in Canada and exports to the United States (“USA”).

Major AmBev’s brands include Skol (the third most consumed beer in the world), Brahma, Antarctica, Bohemia, Original, Quilmes, Labatt Blue, Brahva and Guaraná Antarctica. In addition, AmBev is PepsiCo’s largest bottling company outside of the USA. Through a franchising agreement, the Company produces, sells and distributes Pepsi products in Brazil and other Latin American countries, including Pepsi, H2OH!, Lipton Ice Tea and Gatorade.

AmBev’s credit risk as debt issuer in domestic and foreign currency is investment grade according to Standard and Poor’s and Fitch Ratings.

Economic Environment

The disposable income of consumers has been growing over the last years in Brazil, AmBev’s major market. Such growth is one of the factors which contributes to the organic volume growth in Beer Brazil (+5.5%) and CSD & Nanc (+10.6%).

In Canada, AmBev’s second largest market, the economy has also been showing a good performance, especially in the West, where high oil prices have sustained a strong growth pace in the local market.

In Argentina, AmBev’s third largest market, strong market growth is helping to boost sales. Volumes in Quinsa, whose main operation is in Argentina, increased organically by 6.8% for beer and 14.3% for CSD&Nanc in 2007.

Investments

In 2007, AmBev invested R$1,630.9 million. The Company invested in the increase of production lines, in commercial assets purchase and in a glass plant, which will start its operations in 2008.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Investments in Subsidiaries

In 2007, AmBev acquired 100% of Goldensand - Comércio e Serviços, Sociedade Unipessoal, Lda. (“Goldensand”), the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda. (“Cintra”). The total transaction value was approximately US$ 150 million, not including the brands and distribution assets of Cintra, which were included in the business in 2008. The main reason for this transaction was to expand our production capacity issues, through the acquisition of the two Cintra plants, to meet the continuing increase in demand in the beer and soft drink markets. AmBev reinforces that there are no plans inplace for the Cintra brand to be discontinued and that it will maintain the respective investments in line with the last quarters.

On March, 2007, AmBev’s subsidiary Labatt Brewing Company Limited (“Labatt”), acquired all Lakeport Brewing Income Fund (“Lakeport”) units, following a Support Agreement with Lakeport. Labatt paid a price of CDN$28.00 per unit of Lakeport, reaching a total value of CDN$201.4 million.

Environment

AmBev develops its economic activities in an eco-efficient manner, recycling and removing the minimum from the nature aiming at preserving our natural resources. At the same time AmBev searches for an increased competitiveness in beverage production, it uses technologies, raw materials and processes to minimize environmental impact. Thus, the Company establishes eco-efficiency indicators which are systemically monitored. We are a reference in the rational use of water. The units of Curitiba (PR), Brasília (DF), Camaçari (BA) and Agudos (SP), which have respectively used 3.37, 3.26, 3.44 and 3.61 liters of water for the production of one liter of beer, must be highlighted. The savings from the reduction in water consumption in 2007 could supply a population of 210,000 inhabitants for the period of 1 month.

Due to projects in developing alternative energy sources, 37% of the heat energy usage in 2007 came from renewable sources. The CDM project (Clean Development Mechanism), developed in one of our plants, was the first in the Brazilian beverage industry to be certified by UNFCC (United Nations Framework Climate Change). Two other CDM projects were already approved by the Brazilian government.

We sponsor  one of the largest Recycling Center  in  Latin America and reuse more than 98% of industrial residues as by-products, which generated, in 2007, a revenue of R$66.7 million.*

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

As a result of this work, we were awarded with the “Valor Social” prize, sponsored by Valor Econômico newspaper, in the “Respect to Environment” category. This prize awards companies that consider social responsibility and sustainability as criterias for excellence in management. The efforts on managing by-products, integrated to the Environmental Management System adopted by all AmBev units, was a highlight for AmBev when comparing to others competitors for the prize.

*Brasil and Hila-ex figures

Human Resources

AmBev ended 2007 with approximately 37.2 thousand employees: 22.8 thousand in Brazil; 2.9 thousand in Canada, 6.9 thousand in Quinsa’s units and 4.6 thousand in HILA-ex.

AmBev is constantly investing in the development of its human resources. In 2007, AmBev University (AU) carried out specific trainings (technical, behavioral and foreign language ones) for more than 18,000 employees and distributors, totaling more than 75,000 hours of training. The employees also are benefited from investments made by Fundação Antonio e Helena Zerrener (FAHZ) in scholarships.

FAHZ also offers the Vida Legal program, which encourage healthy habits, preventive measures and treatment for chronic diseases within its employees and their families.

Dividends and Shares

AmBev’s Bylaws provides for a minimum mandatory dividend of 35% of the Company’s annual net income, as set forth in the accounting principles of the Brazilian Corporate Law, including amounts paid as interest on own capital.

In the civil year of 2007, R$2,0 million in dividends were distributed, including interest on on capital. The amount allocated represents 70.9% of the net income reported for 2007 fiscal year.

In addition to the profit allocation, the Company returned to its shareholders R$3,1 million through its share buyback program, with a total payout of R$5,1 million.

Effective August, 2007, AmBev conducted a reverse split of the Company’s shares in the proportion of 100 existing shares to 1 new share. Since August 2, 2007, the Company’s shares are traded based on a per share price instead of in round lots of 1,000 shares. The reverse stock split was approved in the Extraordinary General Meeting held on June 29, 2007.

In 2007, nearly R$12.6 billion in preferred shares and R$1.8 billion in common shares were traded. At the end of the year, the shares were quoted at R$128.65 (AMBV4) and R$125.00 (AMBV3), respectively 22.1% and 32.6% higher than 2006, considering the due adjustments pursuant to the reverse stock split ocurred in 2007.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Financial Highlights 2007

The following financial and operational information, unless otherwise stated, is presented on a consolidated basis and in million Reais, pursuant to the Brazilian Corporate Law. All comparisons, unless otherwise stated, refers to 2006.

Our press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities.

✓	AmBev’s consolidated EBITDA reached R$8,666.9 million in 2007, growing 16.0% organically.

✓
According to ACNielsen, AmBev’s market share in Brazilian beer market in 2007 was 67.8% (2006: 68.8%). Beer Brazil segment’s volume grew 5.5%, on an organic basis, and the revenue per hectoliter reached R$144.9.

✓	CSD & Nanc EBITDA margin reached 37.1%, an increase of 350 basis points, which kept AmBev as an industry benchmark. The EBITDA recorded for the segment was R$782.6 million, 28.8% above 2006.

✓	Quinsa business posted an EBITDA of R$1,135.3 million, reflecting strong growth for both beer and CSD divisions.

✓	HILA-ex delivered a negative EBITDA of R$20.1 million, representing an organic growth of R$41.8 million in the quarter and getting close to break-even.

✓	Labatt contributed with an EBITDA of R$1,537.5 million, growing its margins by 270 basis points.

Financial Highlights - AmBev Consolidated R$ million	2006	2007	% As Reported	% Organic
Total volumes	128,148.0	142,916.1	11.5%	5.8%
Beer	93,974.0	102,990.3	9.6%	4.6%
CSD and NANC	34,174.0	39,925.9	16.8%	9.0%
Net sales	17,613.7	19,648.2	11.6%	10.4%
Gross profit	11,665.0	13,102.2	12.3%	11.4%
Gross margin	66.2%	66.7%	50 bps	60 bps
EBITDA	7,444.6	8,666.9	16.4%	16.0%
EBITDA margin	42.3%	44.1%	180 bps	210 bps
Net Income	2,806.3	2,816.4	0.4%
No. of share outstanding (millions)	637.2	615.6	-3.4%
EPS (R$/shares)	4.40	4.58	3.9%
EPS excl. goodwill amortization (R$/shares)	6.42	7.41	15.5%

Notes:

(1) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Financial Highlights by Business Segment

The tables below show the consolidated financial highlights per business segment. The results presented refer to the 12 month-periods ended on December 31, 2007 and 2006.

Consolidated Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	87,726.7	931.3		5,949.6	94,607.6	7.8%	6.8%
Net Revenue	10,963.1	63.2		1,428.3	12,454.5	13.6%	13.0%
COGS	(3,492.2)	(32.9)		(377.4)	(3,902.5)	11.7%	10.8%
Gross Profit	7,470.9	30.3		1,050.9	8,552.0	14.5%	14.1%
Gross Margin	68.1%				68.7%	50 bps	60 bps
SG&A Total	(3,038.3)	(228.3)		(191.8)	(3,458.5)	13.8%	6.3%
EBIT	4,432.5	(198.0)		859.0	5,093.6	14.9%	19.4%
EBIT Margin	40.4%				40.9%	50 bps	230 bps
EBITDA	5,153.7	(3.5)		864.0	6,014.2	16.7%	16.8%
EBITDA Margin	47.0%				48.3%	130 bps	160 bps

Quinsa Consolidated Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	22,566.0	5,833.0	-	2,125.2	30,524.2	35.3%	9.7%
Net Revenue	2,004.3	564.8	(301.3)	419.1	2,686.8	34.1%	21.5%
COGS	(808.8)	(238.0)	122.2	(163.6)	(1,088.2)	34.5%	20.8%
Gross Profit	1,195.5	326.8	(179.1)	255.4	1,598.6	33.7%	21.9%
Gross Margin	59.6%	-			59.5%	-10 bps	20 bps
SG&A Total	(485.0)	(152.0)	75.8	(99.2)	(660.3)	36.2%	20.8%
EBIT	710.5	174.8	(103.3)	156.2	938.2	32.1%	22.7%
EBIT Margin	35.4%	-			34.9%	-50 bps	30 bps
EBITDA	855.1	222.3	(127.4)	185.4	1,135.3	32.8%	22.3%
EBITDA Margin	42.7%	-			42.3%	-40 bps	30 bps

Hila-ex Results R$ million	YTD 06	Scope	Currency Translation	Organic Growth	YTD 07	% As Reported	% Organic
Volume ('000 hl)	6,891.7	-		(613.9)	6,277.8	-8.9%	-8.9%
Net Revenue	758.1	-	(72.4)	(5.1)	680.6	-10.2%	-0.7%
COGS	(457.4)	-	39.3	22.9	(395.2)	-13.6%	-5.0%
Gross Profit	300.7		(33.2)	17.9	285.4	-5.1%	5.9%
Gross Margin	39.7%				41.9%	230 bps	260 bps
SG&A Total	(470.6)	-	42.7	25.1	(402.8)	-14.4%	-5.3%
EBIT	(169.9)	-	9.5	43.0	(117.4)	nm	nm
EBIT Margin	-22.4%				-17.2%	520 bps	560 bps
EBITDA	(63.9)	-	1.9	41.8	(20.1)	nm	nm
EBITDA Margin	-8.4%				-3.0%	550 bps	550 bps

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

North America Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	10,963.7	632.8	-	(89.9)	11,506.6	5.0%	-0.8%
Net Revenue	3,888.2	186.6	(229.4)	(19.2)	3,826.2	-1.6%	-0.5%
COGS	(1,190.2)	(66.3)	69.4	27.1	(1,160.1)	-2.5%	-2.3%
Gross Profit	2,697.9	120.3	(160.0)	7.9	2,666.1	-1.2%	0.3%
Gross Margin	69.4%				69.7%	30 bps	50 bps
SG&A Total	(1,414.8)	(90.7)	79.1	88.7	(1,337.7)	-5.5%	-6.3%
EBIT	1,283.1	29.7	(80.9)	96.6	1,328.5	3.5%	7.5%
EBIT Margin	33.0%				34.7%	170 bps	270 bps
EBITDA	1,499.6	35.8	(93.1)	95.2	1,537.5	2.5%	6.4%
EBITDA Margin	38.6%				40.2%	160 bps	270 bps

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Brazilian Operations

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	65,654.7	858.5		3,611.3	70,124.5	6.8%	5.5%
Net Revenue	9,045.0	58.3		1,054.8	10,158.1	12.3%	11.7%
COGS	(2,573.6)	(30.4)		(205.8)	(2,809.8)	9.2%	8.0%
Gross Profit	6,471.5	27.9		849.0	7,348.4	13.6%	13.1%
Gross Margin	71.5%				72.3%	80 bps	90 bps
SG&A Total	(2,549.7)	(176.9)		(155.0)	(2,881.6)	13.0%	6.1%
EBIT	3,921.8	(149.0)		694.0	4,466.7	13.9%	17.7%
EBIT Margin	43.4%				44.0%	60 bps	230 bps
EBITDA	4,478.6	(3.3)		690.7	5,166.0	15.3%	15.4%
EBITDA Margin	49.5%				50.9%	130 bps	170 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD 06	Scope	Translation	Growth	YTD 07	Reported	Organic
Volume ('000 hl)	22,072.0	72.8	-	2,338.3	24,483.1	10.9%	10.6%
Net Revenue	1,806.4	4.8	-	299.7	2,110.9	16.9%	16.6%
COGS	(877.8)	(2.4)	-	(96.2)	(976.5)	11.2%	11.0%
Gross Profit	928.5	2.4		203.5	1,134.4	22.2%	21.9%
Gross Margin	51.4%				53.7%	230 bps	230 bps
SG&A Total	(485.2)	(51.4)		(36.6)	(573.2)	18.1%	7.5%
EBIT	443.3	(49.0)		166.9	561.2	26.6%	37.6%
EBIT Margin	24.5%				26.6%	200 bps	440 bps
EBITDA	607.7	(0.2)	-	175.1	782.6	28.8%	28.8%
EBITDA Margin	33.6%				37.1%	340 bps	350 bps

Other Products Brazil Results R$ million	YTD 06	Scope	Currency Translation	Organic Growth	YTD 07	% As Reported	% Organic
Volume ('000 hl)	-	-	-	-	-
Net Revenue	111.6	-	-	73.9	185.5	66.1%	66.1%
COGS	(40.8)	-	-	(75.5)	(116.2)	185.0%	185.0%
Gross Profit	70.9			(1.6)	69.3	-2.3%	-2.3%
Gross Margin	63.5%				37.3%	nm	nm
SG&A Total	(3.4)	-	-	(0.2)	(3.6)	5.8%	5.8%
EBIT	67.4			(1.8)	65.6	-2.7%	-2.7%
EBIT Margin	60.4%				35.4%	nm	nm
EBITDA	67.4	-	-	(1.8)	65.6	-2.7%	-2.7%
EBITDA Margin	60.4%				35.4%	nm	nm

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Analysis of the Financial Performance in 2007

Net Revenues

Net revenues increased organically 10.4% in 2007, reaching R$19,648.2 million.

Brazil Operations

Net revenues generated by AmBev’s main business unit, represented by Beer, CSD and Nanc beverages operations in Brazil, grew organically 13.0%, reaching R$12,454.5 million. The performance of each operation is demonstrated below.

Beer

Net revenues from beer sales in Brazil climbed organically 11.7% in 2007, accumulating R$10,158.1 million. Major elements contributing to this growth were:

•	An organic growth of 5.5% in sales volume reflecting strong execution and market growth.

•
An organic growth of 5.8% in revenues per hectoliter, which reached R$144.9. This increase was a result of (i) the price increase in january 2007; (ii) the continuing growth of the premium segment; and (iii) sales expansion through AmBev’s direct distribution structure.

CSD & Non-Alcoholic and Non-Carbonated Beverages (Nanc)

Net revenues generated by CSD & Nanc in 2006 grew 16.6% organically, reaching R$2,110.9 million. The main elements contributing to this growth were:

•
An organic growth of 10.6% in the sales volume, reflecting (i) slight share growth in the soft drinks market (2007: 17.1%; 2006: 17.0%), supported by our innovations during the year; and (ii) market growth.

•
An organic increase in revenues per hectoliter of 5.4%, reaching R$86.2. This increase was positively impacted by the price repositioning implemented during 2007; and (ii) a favorable change in product mix.

Malt and By-products

Malt and by-products sales in Brazil presented a gain of 66.1% in revenues, accumulating R$185.5 million in 2007.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Quinsa

The operations in Quinsa, leading brewer in the Southern Cone, contributed with R$2,686.8 million to the Company’s consolidated revenues, yielding an organic growth of 21.5%. The main reasons for the increased revenues were:

•	Beer and soft drinks organic volume growth, 6.8% and 14.3%, respectively; the consolidated volume grew 9.7%

•	An organic growth of 8.3% in revenues per hectoliter, reaching R$88.0.

HILA-ex

AmBev’s operations in Northern Latin America presented an organic revenue decrease of 0.7% in 2007, accumulating R$680.6 million. The main reasons for the decreasing revenue were (i) a 8.9% loss in volumes, mostly in soft drinks and (ii) a 9.0% organic increase of the revenue per hectoliter.

North America

Labatt’s operations in North America contributed with R$3,826.2 million for AmBev’s consolidated revenues, a 0.5% organic decrease comparing to 2006. This result is explained by:

•	Labatt’s sales volume decrease of 0.8% in the Canadian market.

•	Decrease in exports of Labatt to the USA increased 0.9%.

•	0.8% organic increase in the revenue per hectoliter of the domestic sales.

•	8.4% decrease in the revenue per hectoliter in export sales.

Cost of Goods Sold

AmBev’s cost of goods sold in 2007 grew 8.3% organically, accumulating R$6,546,0 million.

Brazil

The cost of goods sold in Brazil business unit accumulated R$3,902.5 million, increasing 10.8% organically.

Beer

The COGS for the beer sales operations in Brazil increased 8.0% organically, reaching R$2,809.8 million. The COGS per hectoliter presented an organic growth of 2.4%, amounting to R$40.1. The main factors that led to this increase were (i) losses in packaging mix (higher can sales), (ii) higher raw material costs, such as corn, (iii) higher one way bottle price, (iv) inflation impact on direct labor cost, which were partially offset by (v) FX gains through our hedging policy and (vi) lower logistics costs.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

CSD & Nanc

The COGS for the CSD & Nanc segment in Brazil increased 11.0% organically, reaching R$976.5 million. The COGS per hectoliter increased 0.3%, totaling R$39.9, positively impacted by (i) gains through our hedging contracts and (ii) fixed cost dilution and negatively impacted by (iii) losses with packaging mix, (iv) higher labor and logistics cost.

Malt and By-products

The sale of malt and by-products in Brazil had an increase in the cost of goods sold of 185.0%, accumulating R$116.2 million.

Quinsa

The operations in Quinsa accumulated R$1,088.2 million of COGS in 2007, representing a 20.8% organic growth. The main effects explaining this increase are:

•	9.7% organic increase in the volume sold, being 6.8% growth in beer and 14.3% in CSD&Nanc.

•
7.8% increase in COGS/hl, being 6.5% in beer and 8.7% in CSD&Nanc. The main reasons for this increase were (i) higher commodities prices, (ii) impacts from the energy crisis mainly in Argentina, and (iii) higher labor costs.

HILA-ex

The COGS in AmBev’s operations in Northern Latin America decreased 5.0% organically, reaching R$395.2 million. The main effect leading to this decline was the 8.9% lower volumes.

North America

Labatt’s cost of goods sold recorded R$1,160.1 million in 2007, decreasing 2.3%. The reduction was a combination of 0.8% lower volumes and 1.5% decrease in production costs per unit.

Gross Profit

AmBev’s gross profit was R$13,102.2 million in 2007, representing a 11.4% organic increase.

Sales, General and Administrative Expenses

AmBev’s sales, general and administrative expenses amounted to R$5,859.3 million in 2007, a 3.3% organic increase. The analysis of such expenses at each business unit is shown below.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Brazil

Sales, general and administrative expenses in Brazil amounted to R$3,458.5 million in 2007, increasing 6.3% organically.

Beer

Sales, general and administrative expenses reached R$2,881.6 million, climbing 6.1% organically. The main elements that resulted in the increase in such operating expenses were:

•	Increase of AmBev’s direct distribution structure.

•	Growth of fixed expenses in line with inflation.

•	A 5.5% organic increase in volumes, which generates increases in expenses, such as freights.

CSD & Nanc

Sales, general and administrative expenses for the CSD & Nanc segment accumulated R$573.2 million, an organic increase of 7.5%. The main elements that generated the increase of such operating expenses were:

•	Increase of AmBev’s direct distribution structure.

•	Growth of fixed expenses in line with inflation.

•	A 10.6% organic increase in volumes, which generates increases in expenses, such as freights.

Malt and By-products

Malt and by-products operations generated sales, general and administrative expenses of R$3.6 million in 2007, increasing 5.8%.

Quinsa

Sales, general and administrative in Quinsa, accumulated R$660.3 million, increasing 20.8%. This increase is mostly explained by higher transportation and labor costs and higher marketing expenses to support the launch of some innovations.

HILA-ex

Sales, general and administrative expenses for AmBev’s operations in Northern Latin America amounted to R$402.8 million, an organic decrease of 5.3%, primarily a result of lower expenses due to lower volumes and gains through ZBB(Zero Base Budget) initiatives.

North America

Labatt’s sales, general and administrative expenses amounted to R$1,337.7 million, showing a 6.3% organic decrease. Such decrease is primarily a result of overheads savings, due to continued focus on ZBB and some cost initiatives launched at The Beer Store (TBS).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Operating Result before Financial Income and Expenses, Provisions and Contingencies and Other Operating Income and Expenses

The Company presented a solid operating performance in 2007, evidencing not only a significant organic growth of its sales, but also additional efficiency gains, which resulted in margin expansion exceeding Company’s exemplary levels.

In 2007, AmBev posted a 18.5% organic increase of EBIT1 to R$7,242.9 million. The EBIT margin over net revenues reached 36.9%, 260 basis points organically higher than 2006.

The Company’s EBITDA2reached R$8,666.9 million, a 16% organic increase. EBITDA margin over net revenues was 44.1%, 210 basis points organically higher than 2006.

Tax, Labor Contingencies and Others

Net provisions for contingencies and others recorded a R$25.1 million expense, compared to an income of R$111.8 in 2006. The amount verified in 2006 was impacted by reversals in the amount of R$314.9 million related to PIS and COFINS tax claims, as we obtained a favorable ruling regarding these.

Other Operating Income and Expenses

The net balance of other operating income and expenses in 2007 represented a loss of R$1,483.1 million, 55.3% above the loss recorded in 2006. The breakdown of the main entries is shown as follows:

•	A gain of R$226.5 million referring to capital increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil, compared to a gain of R$165.4 million in 2006.

•	An expense of R$227.5 million derived from exchange rate variation in subsidiaries abroad, compared to a gain of R$79.4 million in 2006.

•
An expense of R$1,560.3 million related to goodwill amortization, compared to an expense of R$1,283.0 million in 2006. Such increase primarily is a result of (i) Lakeport and Cintra acquisitions and (ii) higher goodwill amortization for Labatt in 2007.

[1]	Earnings Before Interest and Taxes, equivalent to the operating result before financial income and expenses, provisions and contingencies, and other operating income and expenses.

[2]	Earnings Before Interest, Taxes, Depreciation and Amortization, equivalent to the EBIT before depreciation and amortization expenses.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Financial Income

The Company’s net financial result in 2007 was negative at R$1,253.0 million, compared to a loss in 2006 of R$1,078.3 million. The table below points out the main entries of Company’s financial results:

Breakdown of Net Financial Result
R$ million	YTD 07	YTD 06
Financial income
Financial income on cash and cash equivalents	95.3	111.1
Foreign exchange gains (losses) on assets	(52.3)	(15.5)
Interest income on stock ownership plan	7.7	10.0
Interest and Foreign Exchange gains (losses)
on intercompany loans	-	-
Interest on taxes, contributions and judicial deposit	48.0	29.8
Other	23.1	33.0
Total	121.8	168.4
Financial expense
Interest expense on local currency debt	340.9	191.5
Interest and Foreign Exchange gains (losses)
on intercompany loans	(0.0)	1.8
Interest expense on foreign currency debt	624.7	523.8
Foreign exchange (gains) losses on debt	(475.6)	(204.6)
Net losses from derivative instruments	653.4	496.3
Taxes on financial transactions	121.2	131.8
Interest on contingencies and other	64.1	59.9
Other	46.2	46.3
Total	1,374.8	1,246.7
Net Financial Result	(1,253.0)	(1,078.3)

The Company points out that, in accordance with the accounting practices adopted in Brazil, the liabilities related to swap and derivatives operations must be accounted by the interest curve set forth in its respective contracts; the assets referring to these same type of operations must be accounted at the lowest value between the market value and the curve mentioned.

The Company’s total indebtedness decreased R$285.6 million compared to 2006 while its cash and cash equivalents increased R$769.3 million, highlighting the Company’s strong cash generation in 2007.

As a result, there was an decrease of R$432.4 million in AmBev’s net debt. The Company estimates that the ratio between its net debt and the accumulated EBITDA over the past 12 months is 0.85x.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

The table below details AmBev’s consolidated debt profile:

	2007	2007		2006	2006
Debt Breakdown	Short	Long	2007	Short	Long	2006
R$ million	Term	Term	Total	Term	Term	Total
Local Currency	378.5	4,411.0	4,789.5	400.4	3,178.2	3,578.7
Foreign Currency	2,097.8	2,964.9	5,062.7	1,704.2	4,283.7	5,987.9
Consolidated Debt	2,476.3	7,375.9	9,852.2	2,104.6	7,461.9	9,566.6
Cash and Equivalents			2,308.2			1,538.9
Short-Term Investiments			174.8			226.1
Net Debt			7,369.1			7,801.5

Other Non-Operating Income and Expenses

The net balance of other non-operating income and expenses resulted in a gain of R$40.4 million in 2007, compared to a loss in 2006 of R$28.8 million.

This difference is primarily explained by:

•	Gains on assets sale in the amount of R$38.9 million, compared to a gain of R$4.4 million in 2006.

•	Provision for losses on fixed assets in the amount of R$0.4 million, compared to provisions of R$18.0 million in 2006.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Income tax and Social Contribution

In 2007, the net result for income and social contribution taxes was an expense of R$1,592.8 million. At the nominal rate of 34%, the provision for income and social contribution taxes would have been of R$1,515.2 million. The effective provision reconciliation with the provision at the nominal rate is shown in the table below:

Income Tax and Social Contribution
R$ million	YTD 07	YTD 06
Net income before taxes and profit sharing	4.526,0	4.307,3
Provision for Profit Sharing & Bonuses	(69,4)	(194,4)

Net income before income tax, social contribution and minorities	4.456,6	4.112,8

Income tax and social contribution at nominal tax rate (34%)	(1.515,2)	(1.398,4)
Adjustments to effective rate:
Interest on own capital	368,6	500,9
Losses from foreign subsidiaries not subjected to tax	25,3	42,4
Equity gains from subsidiaries	78,1	58,5
Amortization of non-deductible goodwill	(485,7)	(395,4)
Exchange variations over investments	(81,0)	(33,8)
Permanent additions/reductions and other	17,1	(89,5)
Total income taxes and social contribution	(1.592,8)	(1.315,3)
Effective income tax and social contribution rate	35,7%	32,0%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	350,8	350,8
Total income taxes and social contribution excluding fiscal benefit effect	(1.242,1)	(964,5)
Effective income tax and social contribution rate adjusted for fiscal benefit	30,3%	25,6%

Employees and Management Profit Sharing

In 2007, expenses derived from the provision for employees and management profit sharing was R$69.4 million. This amount integrates the Company’s variable compensation policy, according to which approximately more than 20,000 employees have a significant portion of their compensation subject to meeting aggressive performance targets.

In 2006, Company’s employees and management profit sharing was R$194.4 million.

Minority Interest

Minority interest expenses accumulated R$47.3 million in 2007, primarily due to Quinsa minorities.

Net Income

AmBev’s net income was R$2,816.4 million in 2007, an 0.4% increase compared to 2006. The income per share was R$4.58, representing an 3.9% increase. Excluding goodwill amortization, the amount jumps to R$7.41, a 15.5% increase.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Reconciliation between EBITDA and Net Income

Both EBITDA and EBIT are measures utilized by the AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net income the following effects: (i) Provision for Income Tax and Social Contribution; (ii) Provision for Profit Sharing & Bonuses; (iii) Minority Interest; (iv) Non-Operating Income (Expenses); (v) Net Financial Result; (vi) Equity income; (vii) Other Operating Income (Expenses); (viii) Provisions, Net; and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in neither in Brazil nor in the United States of America (US GAAP), not meaning the cash flow for the presented periods and should not be considered as an alternative to Net income as a measure of operational performance nor an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT does not have a standard calculation method and our definition of EBITDA and EBIT may not be comparable to others companies definition of EBITDA and EBIT.

Reconciliation - Net Income to EBITDA	YTD 07	YTD 06
Net income	2.816,4	2.806,3
Provision for Income Tax/Social Contrib.	1.592,8	1.315,3
Provision for Profit Sharing & Bonuses	69,4	194,4
Minority Interest	47,3	(8,7)
Income Before Taxes	4.526,0	4.307,2
Non-Operating Income (Expense)	(40,4)	28,8
Net Financial Result	1.253,0	1.078,3
Equity on earnings (losses) of investees	(3,9)	(1,4)
Other Operating Income (Expense)	1.483,1	955,1
Provisions for Contingencies	25,1	(111,8)
EBIT	7.242,9	6.256,3
Depreciation & Amortization	1.424,0	1.188,4
EBITDA	8.666,9	7.444,6

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 - MANAGEMENT REPORT

Relationship with independent auditors

Our policy in relation to our independent auditors when providing services not connected with external audit is based on the principles that preserve the auditor’s independence.

These principles are defined as follows:

(a) The auditor must not audit his/her own work;

(b) The auditor must not perform managerial functions; and

(c) The auditor must not advocate the interests of clients.

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Conselho Fiscal, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Conselho Fiscal adopts a list of services and amount limits for contracting for each external auditor under terms included in a Basic List, which is in turn approved by the Board of Directors. Any services provided from such List are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. On a quarterly basis, the Board of Directors and the Conselho Fiscal will receive from the Chief Financial Officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in the Basic List require a prior favorable opinion of our Conselho Fiscal and the approval of our Board of Directors. Our policy also contains a list of services which cannot be rendered by our external auditors.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Amounts in thousands of Brazilian reais, unless otherwise stated.

1. OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade, the isotonic sports drink, and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of Interbrew International B.V. (“InBev”) in Brazil, Canada, Argentina, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange - BOVESPA and on the New York Stock Exchange - NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in the periods of 2007 and of 2006

(i)	Merger of the subsidiary Beverage Associates Holding Ltd. (“BAH”)

On June 29, 2007, the subsidiary BAH was merged into AmBev, with the purpose of simplifying the corporate structure and reducing costs in both companies involved. The goodwill amortization recorded by AmBev, based on future profitability, after the merger,  is being considered as deductible for tax purposes, pursuant to the legislation in force, and based on the opinion of the Company's legal counsels. Since BAH was already a wholly-owned subsidiary of AmBev, there was no issuance of shares in the merger.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii)	Acquisition of Lakeport Brewing Income Fund (“Lakeport”) by Labatt Canada

On March 30, 2007, Labatt Canada acquired 91.43% of Lakeport’s Units, and paid for the Units the amount of CAD$208,468 (equivalent to R$376,412 on December 31, 2007), recording a goodwill of CAD$205,935 (equivalent to R$371,838 on December 31, 2007), which is being amortized on a straight-line basis in the course of 10 years. Subsequent to the compulsory acquisition of the non-tendered Units, Lakeport will become a wholly-owned subsidiary of Labatt Canada’s. Labatt Canada will then make application to have the Units delisted from the Toronto Stock Exchange and will take steps to notify and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.

(iii)	Sale and purchase agreement related to Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand Comércio e Serviços Ltda. ("Goldensand"), Cintra’s parent company, owing 95.89% of the total shares. The amount paid for the purchase was R$43,167 and resulted in goodwill initially calculated in the amount of R$548,680, which is being amortized in 10 years.

In addition, the Company, through a subsidiary, also acquired 4.11% of Cintra’s shares at the acquisition price of R$6,482, resulting in goodwill of R$21,025, which is being amortized in 10 years. These transactions did not include the acquisition of Cintra’s brands and distribution assets.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

On September 30, 2007, the Company performed a detailed analysis of assets and liabilities acquired from these companies and recorded adjustments, mainly to the provision for contingencies and deferred income tax, which resulted in the reduction of the initial goodwill, in an amount of R$185,611 in Goldensand and of R$7,964 in Cintra. The adjusted consolidated opening balance sheet of Goldensand is as follows:

04.17.07
Current assets	32,742
Long-term assets	141,316
Property, plant and equipment	154,550
Current liabilities	58,358
Long-term liabilities	345,660
Provision for contingencies	251,086
Minority interest (*)	(6,594)
Shareholders’ equity	(319,902)

(*) Indirect interest of Monthiers, a wholly-owned subsidiary of AmBev.

(iv)	Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBevEcuador”)

On March 5, 2007, the Company, through its subsidiary Monthiers S.A. (“Monthiers”), acquired 120,500 common shares of AmBev Ecuador from Freeville Management Ltd., for the amount of US$1,336, representing an interest increase of 20% in its capital stock. As a result, the Company increased its interest in the capital of AmBevEcuador from 80% to 100% and recorded goodwill of R$770.

(v)	Acquisition of control of Quilmes Industrial S.A. (“Quinsa”)

On August 8, 2006, the Company closed the transaction with Beverage Associates Corp. (“BAC”), the other joint controlling shareholders of Quinsa, announced on April 13, 2006, acquiring all the shares of Beverage Associates Holding Ltd. (“BAH”), at the total amount of R$2,738,833, resulting in goodwill in the amount of R$2,331,089. Upon the closing of the transaction, AmBev’s interest in Quinsa’s capital stock increased from 56.83% to 91.36%.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

(vi)	Alliance with Romero Group

On March 9, 2006, the Company announced an alliance with the corporate group Romero, entered into by means of a sale agreement of 25% of the capital stock of its indirect subsidiary Compañia Cervecera AmBev Perú S.A.C. (“AmBev Peru”) to Ransa Comercial S.A., a company integrating Romero Group. On July 14, 2006, the Company closed the transaction for the amount of R$8,167.The shareholders’ agreement set forth an additional call option in favor of Romero Group for 5% of the capital stock.

On September 22, 2006, the call option of 5% of the capital stock was exercised at the amount of R$1,656, and the interest of Romero Group in the capital stock of AmBev Peru increased from 25% to 30%.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The individual and consolidated financial statements were prepared in accordance with the accounting practices set forth in the Brazilian Corporate Law and with the rules issued by the Brazilian Securities and Exchange Commission - CVM. These financial statements do not reflect the amendments enacted by Law 11,638/07, as mentioned in Note 20 (a).

The Company is presenting, as additional information, the Statement of Cash Flow, prepared in accordance with NPC 20 - Statement of Cash Flow, issued by IBRACON - Brazilian Institute of Independent Auditors.

a)	Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, provisions for contingent liabilities, for the calculation of projections to determine the recovery of property, plant and equipment, intangible, deferred charges and deferred income tax asset balances, and relating to the determination of the income tax provision, which, although represent the best estimate of management, actual values may differ from such estimates.

The Company’s management reviews these estimates on a quarterly basis and believes that there are no significant variations.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Determination of net income

Revenues and expenses are recognized on an accrual basis. Sales revenues and their respective costs are recorded when all risks and benefits related to products sold are transferred to customers. Sales revenues are not recorded if there is a significant uncertainty regarding its realization.

c)	Current and Non-current Assets

•	Cash and cash equivalents

Cash and cash equivalents, represented by amounts with immediate settlement and with maturity date until 90 days, are represented at the acquisition cost, plus income earned until the balance sheet date and readjusted, when applicable, at its equivalent market value.

•	Short-term investments

Short-term investments, mainly represented by marketable securities, government bonds and bank deposit certificates, in addition to those denominated in foreign currency, are presented at cost value, plus, when applicable, income earned “pro rata temporis”; when necessary, the Company records a provision for the reduction to market values. Additionally, the quotas of investment funds are valued at market value, and when applicable, the Company records a provision with the purpose of deferring the unrealized variable income.

The consolidated balance of short-term investments as of December 31, 2007, includes deposits in bank accounts and financial investments, associated (as warranties) with the issuance of foreign debt bonds of subsidiaries, in the amount of R$19,255 (R$34,640 on December 31, 2006).

•	Trade accounts receivable

Trade accounts receivable are stated at the invoiced amount including the respective sales taxes.

The allowance for doubtful accounts is recorded in an amount considered enough by management to cover probable losses in the realization of credits, as follows:

	Parent Company		Consolidated
	2007	2006	2007	2006
Opening balance	134,088	125,938	185,605	169,746
Constitution	75,143	51,150	100,488	78,548
Reversal/utilization	(70,522)	(43,000)	(94,589)	(61,525)
Exchange rate variation (*)	-	-	(5,383)	(1,164)
Closing balance	138,709	134,088	186,121	185,605

(*) Exchange rate variation related to the allowance for doubtful accounts of foreign companies.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

•	Inventories

Inventories are stated at the average cost of purchases or production, adjusted, when necessary, by the provision for reduction at realizable values.

Inventories cost includes purchase, transportation and warehouse costs. For finished goods and work in progress products, costs include general manufacturing expenses related to the production based on the normal operational capacity.

•	Other assets

Other current and non-current assets are presented at cost, including, when applicable, the income earned to the end of the year. When necessary, a reserve for reduction to market value is recorded.

d)	Permanent assets

Investments in subsidiaries and in jointly-controlled subsidiaries are evaluated by the equity accounting method and, during its first evaluation, the accounting practices adopted are standardized to those adopted by the Company. The accounting value of these investments includes the breakdown of the acquisition costs in equity value, goodwill or negative goodwill.

Goodwill in investments, substantiated in the surplus value of the fixed asset, is amortized based on the expected useful life of the fixed asset of the subsidiary, while goodwill (or negative goodwill) attributed to the expected future results is amortized within the maximun term of ten years and recorded in item “Other operating expenses”. Negative goodwill in investments, attributed to various economic reasons, will only be realized upon the eventual sale or write-off of investments.

Property, plant and equipment are stated at acquisition cost and include interest from the financing incurred during the construction of certain qualified assets. Maintenance and repair expenses, when incurred, are recorded as expenses. Losses with bottles and crates during production are included in the cost of goods sold. Other losses in the realization of the property, plant and equipment are evaluated by the Company management and, when applicable, a provision is recorded. Depreciation is calculated by the straight-line method, considering the useful and economic life of the assets, at the annual rates mentioned in Note 6.

Intangible assets are stated at acquisition cost, and are composed mainly of the distribution areas of former resellers acquired by the Company, with a view to perform direct sales and distribution. Amortization is calculated by the straight-line method, at the annual rates mentioned in Note 6, within the term limits established in the legislation.

The deferred charges asset is comprised mainly by expenses incurred throughout the pre-operating phase, goodwill from the acquisition of subsidiaries merged by the Company and expenses from implementation and expansion (see Note 7). The amortization of the deferred charges is calculated by the straight-line method, up to 10 years, as from the date the operating activities startup, when related to expenses from the pre-operating phase and as from the following month to the merger, when related to goodwill.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

e)	Translation of the financial statements of subsidiaries located abroad

Malt operations located in Argentina and Uruguay use the US dollar as their functional currency, as their revenues and cash flows are considerably pegged to such a currency. The financial statements of subsidiaries located abroad are prepared based on the local currency, as well as on the functional currency.

Assets, liabilities and shareholders’ equity of the subsidiaries located abroad are translated into reais at the exchange rates effective on the date of the financial statements. The income statement is translated and maintained in reais at the average exchange rates of each month.

The difference between the net income determined at the exchange rates on the date of the financial statements and that ascertained at the average exchange rates of the period is recorded in “Other operating income”.

The parity between local currency and the US Dollar (“US$”) was used for the translation of the financial statements of subsidiaries located abroad, at the rates below. The exchange rate from US Dollars to Brazilian Real (“R$”) used on December 31, 2007 was R$1.7713 (R$2.138 on December 31, 2006).

Currency	Name	Country	Initial rate	Final rate
DOP	Dominican peso	Dominican Republic	33.7751	34.1666
GTQ	Quetzal	Guatemala	7.5962	7.6310
PEN	Peruvian sol	Peru	3.1970	2.9940
VEB	Bolívar	Venezuela	2,150.00	2,150.00
ARS	Peso	Argentina	3.07	3.15
BOB	Boliviano	Bolivia	8.03	7.67
PYG	Guarani	Paraguay	5,173.04	4,849.90
UYU	Uruguayan peso	Uruguay	24.47	21.55
CLP	Chilean Peso	Chile	534.43	495.82

The parity between Canadian Dollars (“CAD”) and Reais was used for the translation of Labatt Canada’s financial statements at the rate of R$1.80561 on December 31, 2007 (R$1.83582 on December 31, 2006)

f)	Current and non-current liabilities

These are stated at known or calculable values, plus, when applicable, the corresponding charges and monetary variations accrued until the date of the financial statements.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

g)	Operations with derivatives of currencies and interest - Financial items

The Company keeps derivative instruments with the purpose of hedging its consolidated risk exposure of currencies and interest. Pursuant to the CVM rules, operations “not designated as hedges for accounting purposes” are valued at the lowest amount between their cost values, accrued based on the agreement conditions between the Company and third parties (“paper curve”), and their market value, and recorded in the item “Gains on unrealized derivatives” or “Losses on unrealized derivatives”. For the operations designated as hedge operations, the recognition is performed based on the amortized cost. The nominal amounts of the forward and swap operations of currencies and interest are not recorded in the balance sheet.

h)	Operations with derivatives of currencies and commodities - Operating items

The Company keeps derivative instruments with the purpose of hedging its consolidated exposure to costs of raw materials to be acquired and operating expenses whose prices are pegged to the price variation of currencies and commodities.

The net results of these derivatives instruments, designated as hedges are valued at market value, deferred and recorded in the Company’s balance sheet in the item “Other assets and liabilities”, and recognized in profit and loss when the hedged is recorded in the profit and loss. Raw materials are recorded in profit and loss when the sale of the product is recorded in the item “Cost of goods sold”. In the case of expenses, the result will be recorded when expenses are recorded in the item “Operating expenses” in profit and loss.

i)	Provision for contingencies and liabilities related to legal proceedings

The provision for contingencies is reassessed by monetary correction and relates to labor, tax, civil and commercial issues claimed at the administrative and judicial levels, based on the estimated losses established by the Company’s and subsidiaries internal and external legal counsel, in the cases in which such losses are considered probable.

Tax reductions, obtained based on judicial decisions derived from lawsuits filed by the Company and its subsidiaries against the tax authorities are subject to provisioning until they are ultimately ruled in favor of the Company and its subsidiaries.

j)	Fiscal incentives

The Company and its subsidiaries have certain state fiscal incentive programs in the form of deferred tax payments, with partial or full reductions of these. In some States the grace periods and reductions are not conditional.

However, when the conditions exist, they refer to facts under the Company’s control. The benefit related to the reduction of these tax payments is recorded as reserve for fiscal incentives and accounted for in the shareholders' equity of the Company and its subsidiaries, on an accrual basis, or upon the compliance by the companies of the main obligations established by the state programs, in order to receive the benefit granted.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

In the Company’s financial statements, benefit related to its subsidiaries is recorded in the item “Other operating income” and amounted to R$212,854 in the Parent Company and R$226,472 in the consolidated, financial statements (R$160,010 and R$165,355, respectively, on December 31, 2006).

k)	Income and social contribution taxes

The income and social contribution taxes are calculated at the rates set forth in the applicable legislation. Charges related to income tax and social contribution are recorded on the accrual basis, plus the deferred income tax calculated on the temporary differences between the accounting and tax basis of assets and liabilities.

The Company also records a deferred income tax corresponding to the future tax benefit on tax losses carryforward and negative basis of social contribution where these benefits are expected to be realized, within the maximum term of 10 years, based on the future results projection.

l)	Actuarial assets and liabilities related to benefits to employees

The Company and its subsidiaries record the actuarial assets and liabilities related to benefits to employees in accordance with the CVM Resolution no. 371, dated December 13, 2000.

The actuarial gains and losses are recorded as income or expense, based on unrecognized gains and losses which exceed, in each period, the higher amount between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan assets, amortized by the estimated future average time of service of the plan participants.

m)	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries, as mentioned in Note 5 (c) and (d). The accounting policies were applied uniformly to the consolidated companies and are consistent with those applied in the previous year.

Until August 2006, the Company proportionally consolidated the Quinsa’s financials statements which, from September 2006, started being fully consolidated.

In addition, the Company consolidates the net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), proportionally to its stake in the accounting statements of these companies.

On December 31, 2007, total net liabilities recorded by AmBev relative to these companies amounted to (R$2,119) and net results totaled R$3,674 ((R$5,797) and (R$3,409), respectively, on December 31, 2006).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

The Company also consolidated the financial statements of the fund Taurus Investment SPC (“Taurus Investment”), an investment fund fully and directly controlled through the Company’s subsidiaries. On December 31, 2007 and 2006, the balances presented in the consolidated financial statements related to the fund corresponded, primarily, to short-term investments and operations with derivative instruments used to mitigate the Company’s exposure to variations in the prices of commodities, interest rates and exchange rates.

n)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among others, the buying and selling of raw materials such as malt, concentrates, labels, corks, bottles and various finished goods.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for certain agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

o)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in the financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications on December 31, 2006: (i) from Equity Accounting Results to Other Operating Income, in the amount of R$160,010 at the Parent Company, related to equity gains, in order to align the treatment adopted for the Consolidated; (ii) additional reclassification of judicial Deposits from assets to liabilities, as a reduction to Provision for contingencies, in the amounts of R$72,898 at the Parent Company and R$84,254 at the Consolidated; and (iii) from Suppliers to Accounts payable to related parties, related to accounts payable to FAHZ and Inbev, in the amounts of R$1,352 and R$3,257, respectively.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

3.	RECOVERABLE TAXES AND TAXES PAYABLE

a)	Breakdown of recoverable taxes - Current and non-current:

	Parent Company				Consolidated
	Short-term		Long-term		Short-term		Long-Term
	12.31.07	12.31.06	12.31.07	12.31.06	12.31.07	12.31.06	12.31.07	12.31.06
IPI	16,097	31,875	-	-	26,308	43,547	-	-
ICMS	122,535	116,107	130,801	107,758	132,653	127,570	137,396	111,519
PIS / COFINS	48,499	49,466	29,766	8,537	57,932	55,465	30,780	9,017
IRRF	17,696	10,725	-	-	35,076	27,797	-	-
IRPJ / CSLL	294,925	197,492	6,298	6,077	372,334	328,343	14,708	14,192
Other Taxes	14,369	13,518	17,741	17,634	14,717	13,869	24,373	24,167
Foreign Companies taxes	-	-	-	-	100,287	91,059	-	-
	514,121	419,183	184,606	140,006	739,307	687,650	207,257	158,895

b)	Breakdown of taxes payable - current:

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
IPI	73,176	77,331	76,956	79,483
ICMS	622,550	561,671	642,953	577,324
PIS / COFINS	16,086	26,418	18,778	26,971
IRRF	7,585	2,648	8,628	3,118
Other Domestic Taxes	32,024	36,178	55,543	58,614
Foreign Companies taxes	-	-	458,134	493,468
	751,421	704,246	1,260,992	1,238,978

Abbreviations used:
IPI - Exice Tax
ICMS - Value-Added Tax
PIS - Social Integration Program
COFINS - Contribution for Social Security Financing
IRRF - Withholding Income Tax
IRPJ - Corporate Income Tax
CSLL - Social Contribution on Net Income

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

4.	TRANSACTIONS WITH RELATED PARTIES

	Balances on December 31, 2007				2007 Transactions
Companies	Accounts receivable	Accounts payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (*)	880,786	(1,602,392)	59,492	(985,694)	454,107	(202,156)
AmBev International	261,314	-	-	-	-	1,547
Arosuco	146	(73,738)	-	-	652,649	(35)
Aspen	-	-	87,667	(220,243)	-	(11,773)
Brahmaco	886	(886)	218,438	(211,069)	-	719
Brahma Venezuela	1,177	(22,629)	70,880	-	-	(4,141)
Cintra	526	(1,168)	-	(2,663)	31,210	-
CRBS S.A.	122,656	-	240	(24,913)	-	-
Cympay	68,493	(32,715)	1,382	-	102,628	1,890
Dunvegan S.A.	108,725	(886)	360,763	(718,981)	-	(28,780)
Eagle	-	(867,971)	198	(2,617)	-	41
Fratelli Vita	3,723	(2,428)	266,211	(90,014)	54,523	(15,449)
Goldensand	-	-	-	(86,176)	-	(7,356)
Jalua Spain S.L.	-	-	430,166	(544,334)	-	27,098
Labatt Canadá	1,107	(4,981)	-	(261)	13,014	-
Malteria Uruguai S.A.	104,087	(79,131)	-	-	302,425	(8,241)
Malteria Pampa S.A.	71,474	(40,433)	459	-	142,557	(90)
Monthiers	546,609	-	1,459,074	-	-	313,177
Quinsa	-	(3,877)	-	-	17,618	-
Skol	-	-	207	(18,476)	-	-
Taurus Investments	588,286	-	-	-	-	(74,589)
Other domestic	31	(19,765)	80,022	(104,718)	9,309	5,819
Other international	5,383	(15,947)	-	(21,024)	-	1,713
Total	2,765,409	(2,768,947)	3,035,199	(3,031,183)	1,780,040	(606)

	Balances on December 31, 2006				2006 Transactions
Companies	Accounts receivable	Accounts payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (*)	791,481	(1,678,222)	73,089	(1,451,819)	398,266	(76,583)
Arosuco	8,648	(349)	470,995	(450)	549,104	265
Aspen	-	-	327,678	(471,099)	-	700
Brahmaco	1,069	(1,069)	252,730	(244,642)	-	(151)
Brahma Venezuela	269	(14,565)	80,998	-	74,570	(1,688)
CRBS S.A.	122,656	-	237	(22,599)	-	-
Cympay	76,840	(86)	1,514	-	98,125	241
Dunvegan S.A.	131,233	(1,070)	643,652	(1,065,676)	-	88,600
Eagle	-	(868,127)	239	(2,000)	-	23
Fratelli Vita	4,017	(5,963)	230,229	(80,316)	21,627	(17,062)
Jalua Spain S.L.	-	-	529,561	(616,889)	-	46,083
Labatt Canadá	1,105	(10,052)	-	-	-	-
Malteria Uruguai S.A.	33,332	(34,165)	-	-	135,306	-
Malteria Pampa S.A.	11,982	(101)	370	-	118,708	(10)
Monthiers	698,806	-	1,495,281	-	-	(27,047)
Quinsa	2,963	(1,338)	-	-	14,812	-
Skol	-	(5)	-	(18,603)	-	-
Taurus Investments	738,297	-	-	-	-	(9,652)
Other domestic	6,927	(5,557)	72,292	(176,662)	1,484	(1,623)
Other international	1,339	(6,285)	-	(24,153)	-	(1,017)
Total	2,630,965	(2,626,954)	4,178,865	(4,174,908)	1,412,002	1,079

(*) AmBev has amounts recorded under “Accounts receivable and payable” with its shareholders FAHZ and InBev, whose financial statements are not part of the Company's consolidated information, and, therefore, balances were not eliminated.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Names used:

AmBev International Finance Co. Ltd. (“AmBev International”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cerveceria y Maltería Paysandú (“Cympay”)
Cervejarias Reunidas Skol-Caracu S.A. (“Skol”)
Cervejarias Cintra Ltda. (“Cintra”)
Compañia Brahma Venezuela S.A (“Brahma Venezuela”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Fundação Antônio e Helena Zerrenner - Instituição Nacional de Beneficência (“FAHZ”)
InBev NV/SA (“InBev”)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

5.	INVESTMENT IN DIRECT SUBSIDIARIES

a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill:

	Investment	Goodwill	Total
Balance on December 31, 2005	19,619,400	14,633	19,634,033
Equity in the results of subsidiaries (i)	143,340	-	143,340
Reversal of provision for losses on investments	12,398	-	12,398
Goodwill amortization	-	(107,519)	(107,519)
Loss of interest in subsidiary	(705)	-	(705)
Dividends received and receivable	(1,060,940)	-	(1,060,940)
Exchange variation in subsidiary abroad	(17,946)	-	(17,946)
Gains and equity additions on subsidiaries	160,010	-	160,010
Capital contribution Agrega	2,245	-	2,245
Capital reduction Anep	(300,000)	-	(300,000)
Acquisition of investments (Note 1 (b)(v))	407,744	2,331,089	2,738,833
Balance on December 31, 2006	18,965,546	2,238,203	21,203,749
Equity in the results of subsidiaries (i)	(139,235)	-	(139,235)
Reversal of provision for losses on investments	3,419	-	3,419
Transfer of goodwill for the merger of BAH to Deferred Assets	-	(2,136,832)	(2,136,832)
Goldensand acquisition	(505,513)	548,680	43,167
Goodwill amortization	-	(122,816)	(122,816)
Recalculation of goodwill on Goldensand acquisition (Note 1 (b)(iii))	185,611	(185,611)	-
Dividends received and receivable	(963,354)	-	(963,354)
Exchange variation in subsidiary abroad	(88,337)	-	(88,337)
Gains and equity additions on subsidiaries	212,854	-	212,854
Disposal of investments (v)	(790,013)	-	(790,013)
Merger of Miranda Correa	(46,258)	-	(46,258)
Transfer of goodwill for the merger of Miranda Correa to Deferred Assets	-	(2,527)	(2,527)
Capital contribution (iii)	73,061	-	73,061
Capital reduction (ii)	(156,529)	-	(156,529)
Gain of interest in subsidiary (iv)	1,682	-	1,682
Balance on December 31, 2007	16,752,934	339,097	17,092,031

On December 31, 2007, the balance of Investment in subsidiaries includes the balance of Provision for unsecured liabilities relating to Goldensand in the amount of R$244,030 recorded, at the Parent Company, in Non-current liabilities.

(i)	This result comprises goodwill amortization recorded in Labatt ApS and relating to Labatt Canada, in the amount of R$1,129,448 (R$969,847 on December 31, 2006).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

(ii)	Capital reduction in the jointly-owned subsidiary Agrega and in the subsidiary Fratelli Vita.

(iii)	Capital contribution carried out in the jointly-owned subsidiary Agrega and in the subsidiary Goldensand.

(iv)	Gain resulting from the percentage variation in the subsidiaries CRBS and Fratelli Vita.

(v)	Disposal of investment in Miranda Correa, CRBS and Skol.

b)	Goodwill and negative goodwill - Consolidated:

	Cost	Accumulated Amortization	12.31.07 Carrying amount	12.31.06 Carrying amount
Goodwill
Labatt Canadá	16,383,304	(3,134,154)	13,249,150	14,378,597
Lakeport	371,838	(27,888)	343,950	-
Quinsa	1,029,854	(521,499)	508,355	635,442
QIB	93,372	(43,410)	49,962	59,791
BAH (i)	-	-	-	2,233,960
Goldensand (ii)	363,069	(24,206)	338,863	-
Cintra (ii)	13,061	(871)	12,190	-
Cympay	26,556	(18,689)	7,867	10,352
Embodom	224,111	(82,695)	141,416	163,538
Malteria Pampa	28,101	(26,146)	1,955	4,765
Indústrias Del Atlântico	5,116	(2,047)	3,069	3,582
Miranda Correa (i)	-	-	-	3,079
AmBev Ecuador	770	(64)	706	-
Subsidiaries of Labatt Canada	2,983,271	(2,955,467)	27,804	29,742
Subsidiaries of Quinsa	783,379	(475,391)	307,988	475,662
	22,305,802	(7,312,527)	14,993,275	17,998,510
Negative Goodwill

AmBev Ecuador	(18,485)	8,215	(10,270)	(12,324)
	22,287,317	(7,304,312)	14,983,005	17,986,186

(i)	With the merger of the subsidiaries BAH and Miranda Correa, the residual balance of goodwill, based on the expectation of future results, was reclassified to deferred charges (see Note 7).

(ii)	See Note 1 (b) (iii).

On December 31, 2007, the Company presents in the balance sheet (Parent Company) the residual goodwill balance of R$339,097 (R$2,238,203 on December 31, 2006) in the following subsidiaries: R$338,864 and R$233, in Goldensand and Malteria Pampa, respectively.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

c) Information on direct subsidiaries:

	On December 31, 2007
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	7,148	7,038	3,574	3,519
AmBev Bebidas (ii)	99.50	253,873	13,628	252,601	13,560
AmBev International	100	1,297	1,297	1,297	1,297
Anep	100	102,213	30,991	102,213	30,991
Arosuco	99.70	624,348	356,054	585,045	349,097
BAH (iii)	-	-	56,637	-	56,637
BSA Bebidas	100	10,335	(3)	10,335	(3)
CRBS (v)	-	-	-	-	2,100
Dahlen S.A.	100	38,335	(1,905)	38,335	(1,905)
Eagle	99.96	1,835,557	(380,719)	1,835,130	(380,569)
Fazenda do Poço	91.41	610	(5)	557	(5)
Fratelli Vita	77.97	428,598	86,600	331,791	65,149
Goldensand	100	(244,030)	3,419	-	-
Hohneck	50.69	983,921	(101,365)	498,767	(51,384)
Labatt ApS	99.99	12,447,602	(363,155)	12,447,367	(363,154)
Lambic Holding	87.10	353,603	48,006	307,984	41,812
Malteria Pampa	60.00	181,361	59,732	103,377	39,313
Miranda Correa (iv)	-	-	-	-	17,916
Quinsa	34.53	1,386,128	394,813	478,591	80,260
Skol (v)	-	-	-	-	(43,866)
				16,996,964	(139,235)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

	On December 31, 2006
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	105	(4,499)	52	(2,249)
AmBev Bebidas (ii)	99.50	240,244	(2,458)	239,041	(2,446)
Anep	100	115,350	19,760	115,350	19,760
Arosuco	99.70	457,436	294,869	424,527	291,020
BAH (iii)	100	448,551	48,039	448,551	48,039
BSA Bebidas	100	10,338	4	10,338	4
CRBS (v)	99.65	179,154	1,886	178,529	1,879
Dahlen	100	40,241	8,632	40,241	8,632
Eagle	99.96	2,216,276	(159,795)	2,215,699	(159,013)
Fazenda do Poço	91.41	615	(3,203)	563	(2,928)
Fratelli Vita	77.84	491,392	63,980	382,516	49,799
Honeck	50.69	1,085,286	(80,091)	550,151	(40,589)
Labatt ApS	99.99	13,279,070	(142,074)	13,278,896	(142,003)
Lambic Holding	87.10	305,597	55,612	266,172	48,438
Malteria Pampa	60.00	196,473	43,605	117,884	26,163
Miranda Correa (iv)	100	43,550	32,057	43,550	32,057
Skol (v)	99.96	653,755	(33,235)	653,486	(33,223)
				18,965,546	143,340

(i)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii)	New corporate name of Pepsi-Cola Engarrafadora Ltda.

(iii)	Company merged into AmBev on June 29, 2007.

(iv)	Company merged into AmBev Bebidas on November 30, 2007.

(v)	See Note 5 (a) (v).

d) Significant relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
Company Abroad	12.31.07	12.31.06
Quinsa	91.36	91.36
Jalua Spain S.L.	100.00	100.00
Monthiers	100.00	100.00
Aspen Equities Corp.	100.00	100.00

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

6. PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

a) Composition

	Parent Company
	12.31.07			12.31.06	Annual
	Cost	Accumulated depreciation	Carrying Amount	Carrying Amount	Depreciation rates (i)
Property, Plant and Equipment
Land	94,487	-	94,487	91,969
Buildings and constructions	1,440,815	(747,329)	693,486	589,788	4.0%
Machinery and equipment	4,112,118	(3,158,802)	953,316	577,247	10.0%
Offsite goods/equipment	1,368,434	(727,142)	641,292	619,396	20.0%
Other fixed assets	53,257	(38,048)	15,209	14,944	19.84	%(ii)
Construction in progress	209,085	-	209,085	371,714
	7,278,196	(4,671,321)	2,606,875	2,265,058

Intangible assets	1,209,112	(880,563)	328,549	346,505	20.0%

	Consolidated
	12.31.07			12.31.06	Annual
	Cost	Accumulated depreciation	Carrying Amount	Carrying Amount	Depreciation rates (i)
Property, Plant and Equipment
Land	284,654	-	284,654	324,779
Buildings and constructions	2,814,538	(1,348,610)	1,465,928	1,424,452	4.0%
Machinery and equipment	8,841,084	(6,528,840)	2,312,244	2,052,991	10.0%
Offsite goods/equipment	2,298,097	(1,285,322)	1,012,775	1,012,781	20.0%
Other fixed assets	309,867	(219,965)	89,902	45,216	19.98	%(ii)
Construction in progress	427,840	-	427,840	478,661
	14,976,080	(9,382,737)	5,593,343	5,338,880

Intangible assets	1,342,006	(953,773)	388,233	384,984	20.0%

(i)	Depreciation rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on December 31, 2007 and 2006.

Asof December 31, 2007, the Company and its subsidiaries held fixed assets for sale at the carrying amount of R$68,237 in the Parent Company and R$102,981 in the Consolidated (R$82,915 and R$85,967, in the Parent Company and in the Consolidated, respectively, on December 31, 2006), which are classified under non-current assets, net of a provision for potential losses on realization, at the amount of R$36,196 in the Parent Company and R$37,364 in the Consolidated (R$48,214 in the Parent Company and R$50,441 in the Consolidated, respectively, on December 31, 2006).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Assets granted as collateral for bank loans

As a result of bank loans contracted by the Company and its subsidiaries, on December 31, 2007, there are assets including property, with a net book value totaling R$608,797 (R$454,339 on December 31, 2006), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

7. DEFERRED CHARGES

	Parent Company
	12.31.07			12.31.06
	Cost	Accumulated amortization	Carrying amount	Carrying amount
Pre-operating expenses	203,968	(146,634)	57,334	39,308
Implementation and expansion expenses	48,288	(45,594)	2,694	3,666
Goodwill - future profitability (i):
BAH	2,331,089	(416,266)	1,914,823	-
CBB	702,760	(595,040)	107,720	177,996
Astra	109,097	(54,477)	54,620	66,970
Miranda Correa	5,514	(2,987)	2,527	-
Other goodwill	43,990	(31,641)	12,349	20,470
Other deferred expenses	123,366	(98,356)	25,010	44,970
	3,568,072	(1,390,995)	2,177,077	353,380

	Consolidated
	12.31.07			12.31.06
	Cost	Accumulated amortization	Carrying amount	Carrying amount
Pre-operating expenses	286,905	(195,749)	91,156	92,102
Implementation and expansion expenses	53,742	(49,002)	4,740	5,826
Goodwill - future profitability (i):
BAH	2,331,089	(416,266)	1,914,823	-
CBB	702,760	(595,040)	107,720	177,996
Astra	109,097	(54,477)	54,620	66,970
Miranda Correa	5,514	(2,987)	2,527	-
Other goodwill	43,990	(31,641)	12,349	20,470
Other deferred expenses	162,454	(126,830)	35,624	65,724
	3,695,551	(1,471,992)	2,223,559	429,088

(i) Goodwill classified as deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations which sustained its generation.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

8. LOANS, FINANCING AND DEBENTURES

		Weighted		Parent Company
	Final	Average		Current		Non-current
Type and purpose	maturity	Rate	Currency	12.31.07	12.31.06	12.31.07	12.31.06
Brazilian Reais

ICMS tax incentives	Dec/2017	3.34%	R$	45,372	102,450	169,628	160,462
Investments in permanent assets	Dec/2011	TJLP + 3.86%	R$	163,373	167,108	194,811	331,722
Working capital	Jan/2008	103.50% CDI	R$	46,773	-	-	-
Agro-industrial credit	Dec/2009	94.00% CDI	R$	-	-	85,335	-
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	391,315	-

In foreign currency

Working capital	Jan/2008	6.47%	USD	24,799	-	-	-
Working capital	Jan/2008	5.26%	EUR	438,756	-	-	-
Working capital	Mar/2008	2.18%	YEN	379,050	901,035	-	-
Import financing	Mar/2008	5.80%	USD	50,723	-	-	-
Bond 2011	Dec/ 2011	10.50%	USD	4,559	5,502	885,650	1,069,000
Bond 2013	Sep/ 2013	8.75%	USD	26,846	32,401	885,650	1,069,000
Investment in permanent assets	Jan/ 2011	9.89%	UMBNDES	20,918	31,277	21,064	45,361

Total loans and financings				1,201,169	1,239,773	2,633,453	2,675,545

Debentures 2009 (Note 8 (f))	Jul/ 2009	101.75% CDI	R$	21,848	25,975	817,050	817,050
Debentures 2012 (Note 8 (f))	Jul/ 2012	102.50% CDI	R$	33,620	39,974	1,248,030	1,248,030
Total debentures				55,468	65,949	2,065,080	2,065,080

Total				1,256,637	1,305,722	4,698,533	4,740,625

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

		Weighted		Consolidated
	Final	Average		Current		Non-current
Type and purpose	maturity	Rate	Currency	12.31.07	12.31.06	12.31.07	12.31.06
In reais

ICMS tax incentives	Dec/2017	3.34%	R$	45,482	103,583	174,126	161,900
Investments in permanent assets	Dec/2011	TJLP + 3.86%	R$	190,575	167,108	204,288	331,722
Working capital	Jan/2012	14.28%	R$	74,585	63,808	1,190,879	619,532
Agro-industrial credit	Dec/2009	94.00% CDI	R$	-	-	85,335	-
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	391,315	-
Bond 2017 (Note 8(g))	Jul/2017	9.50%	R$	12,350	-	300,000	-

In foreign currency

Working capital	Sep/2011	6.34%	USD	84,624	118,205	46,497	94,072
Working capital	Jan/2008	5.26%	EUR	438,756	-	-	-
Working capital	Mar/2008	2.18%	YEN	379,050	901,035	-	-
Working capital	Oct/2012	BA + 0.35%	CAD	-	15,966	325,010	605,821
Working capital	Jan/2008	12.60%	ARS	36,284	37,820	-	-
Working capital	Feb/2008	8.34%	UYU	4,585	10,885	-	-
Working capital	Sep/2008	12.02%	VEB	117,568	57,947	-	87,458
Working capital	Dec/2008	7.69%	DOP	103,388	80,599	-	9,973
Working capital	Aug/2011	7.59%	GTQ	16,008	19,492	35,939	44,847
Working capital	Oct/2010	6.60%	PEN	85,338	49,281	114,484	183,853
Working capital	Nov/2008	6.88%	BOB	28,748	22,652	-	-
Bond 2011	Dec/2011	10.50%	USD	4,559	5,502	885,650	1,069,000
Bond 2013	Sep/2013	8.75%	USD	26,846	32,401	885,650	1,069,000
Import financing	Oct/2011	5.49%	USD	101,356	41,864	3,464	8,058
Investment in permanent assets	Mar/2012	7.28%	USD	68,845	149,560	227,610	379,375
Investment in permanent assets	Jun/2012	10.25%	DOP	9,646	-	36,288	62,003
Investment in permanent assets	Nov/2008	12.10%	ARS	132,937	106,291	-	19,391
Investment in permanent assets	Jan/2011	9.89%	UMBNDES	20,918	31,277	21,064	45,361
Notes - Series A (Note 8 (d) ii)	Jul/ 2008	6.56%	USD	287,104	-	-	345,074
Notes - Series B (Note 8 (d) ii)	Jul/ 2008	6.07%	CAD	90,281	-	-	91,791
Senior Notes - BRI (Note 8 (d))	Dec/ 2011	7.50%	CAD	-	-	160,338	163,021
Others	Mar/2012	12.17%	ARS	8,872	4,535	11,960	5,300
Others	Jun/2008	5.19%	PYG	49,207	-	-	-
Others	Dec/2016	5.88%	USD	2,895	18,884	210,928	312

Total loans and financings				2,420,807	2,038,695	5,310,825	5,396,864

Debentures 2009 (Note 8(f))	Jul/2009	101.75% CDI	R$	21,848	25,975	817,050	817,050
Debentures 2012 (Note 8(f))	Jul/2012	102.50% CDI	R$	33,620	39,974	1,248,030	1,248,030
Total debentures				55,468	65,949	2,065,080	2,065,080
Total				2,476,275	2,104,644	7,375,905	7,461,944

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

•	EUR - European Community Euro

•	YEN - Japanese Yen

•	ARS - Argentine Peso

•	BOB - Bolivian Peso

•	UYU - Uruguayan Peso

•	PYG - Paraguayan Guarani

•	BA - Bankers Acceptance - Corresponding to 4.786% p.a. as of 12.31.07

•	TJLP - Long-Term Interest Rate - Corresponding to 6.25% p.a. on 12.31.07

•	CDI - Interbank Deposit Certificate - corresponding to 11.12% p.a. on 12.31.07

•	UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a) Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See Note 6(b).

AmBev’s subsidiaries, except for Labatt and Quinsa operations, hold debt and raw materials purchase agreements secured by AmBev’s aval or guarantees.

b) Maturities

As of December 31, 2007, long-term loans, financings and debentures fall due as follows:

	Parent Company	Consolidated
2009	1,403,145	1,495,800
2010	105,368	248,913
2011	896,718	1,803,294
2012	1,248,030	2,271,700
2013 onwards	1,045,272	1,556,198
	4,698,533	7,375,905

c) ICMS sales tax incentives

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Current liabilities
Financings	45,372	102,450	45,482	103,583
Sales tax deferrals	22,420	16,527	24,114	16,527

Non-current liabilities
Financings	169,628	160,462	174,126	161,900
Sales tax deferrals	450,188	405,700	617,441	405,700

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Balances classified as Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

Other balances related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable”.

d) Labatt Canada

(i) Working capital

On June 26, 2006, a R$717,204 loan was contracted, with semiannual interest amortization at the fixed rate of 15.88% p.a. and maturity date on June 20, 2011.

On January 14, 2007, a R$473,675 loan was contracted, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

(ii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million represented by Series A Bank Notes (Notes - Series A) and CAD$50 million represented by Series B Bank Notes (Notes - Series B), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD$200 million, by means of Senior Notes (“Senior Notes - BRI”), with a group of institutional investors.

e) Contractual clauses

As of December 31, 2007, the Company and its subsidiaries are either in compliance with the contractual clauses of its significant loan and financing operations, or the counterparty acknowledges and agrees with the eventual breach.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

f) Debentures

On July 1, 2006, the Company issued two series of simple debentures, non-convertible into shares: the first series (“Debenture 2009) at the equivalent amount of R$817,050, incurring 101.75% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2009, and the second series (“Debenture 2012”) at the equivalent amount of R$1,248,030, incurring 102.50% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2012.

The funds raised with the issuance of debentures were used to pay the acquisition of BAC’s shares issued by Quinsa.

g) Bond 2017

On July 24, 2007, AmBev, through its wholly-owned subsidiary AmBev International Finance Co. Ltd (“AmBev International”), issued R$300,000 (“Bond 2017”) in bonds denominated in reais with a fixed interest rate of 9.50% per year, amortized on a half-yearly basis, and maturity on July 24, 2017. These bonds will be fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment day.

9. CONTINGENCIES

	Parent Company
	12.31.07			12.31.06
	Provisions	Judicial Deposit	Net Provisions	Net Provisions
PIS and COFINS	40,431	(40,431)	-	-
ICMS and IPI	168,485	(1,557)	166,928	158,281
IRPJ and CSLL	56,392	(414)	55,978	46,874
Labor claims	208,736	(129,605)	79,131	85,875
Other	90,878	(6,297)	84,581	130,653
Total	564,922	(178,304)	386,618	421,683

	Consolidated
	12.31.07			12.31.06
	Provisions	Judicial Deposit	Net Provisions	Net Provisions
PIS and COFINS	70,529	(53,876)	16,653	14,427
ICMS and IPI	430,938	(1,557)	429,381	177,539
IRPJ and CSLL	80,429	(414)	80,015	67,146
Labor claims	273,272	(135,329)	137,943	135,120
Other	152,580	(8,153)	144,427	184,859
Total	1,007,748	(199,329)	808,419	579,091

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

	Parent Company
	Balance on 12.31.06	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 12.31.07
PIS and COFINS	72,897	4	(35,093)	-	2,624	40,432
ICMS and IPI	168,894	28,546	(54,195)	(6,515)	31,757	168,487
IRPJ and CSLL	47,195	601	(1,524)	(100)	10,218	56,390
Labor claims	187,759	103,895	(31,804)	(51,114)	-	208,736
Other	141,236	26,482	(17,666)	(63,353)	4,178	90,877
Total Contingencies	617,981	159,528	(140,282)	(121,082)	48,777	564,922
(-)Judicial deposits	(196,298)	(56,871)	71,926	13,108	(10,169)	(178,304)
Total contingencies, net	421,683	102,657	(68,356)	(107,974)	38,608	386,618

	Consolidated
	Balance on 12.31.06	Acquisition Cintra	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 12.31.07
PIS and COFINS	98,680	7,175	622	(41,188)	(26)	5,266	70,529
ICMS and IPI	188,152	239,705	41,698	(63,339)	(12,309)	37,031	430,938
IRPJ and CSLL	67,467	-	6,633	(7,888)	(178)	14,395	80,429
Labor claims	245,502	655	149,507	(59,499)	(61,709)	(1,184)	273,272
Other	196,777	3,463	75,772	(44,129)	(76,971)	(2,332)	152,580
Total Contingencies	796,578	250,998	274,232	(216,043)	(15,193)	53,176	1,007,748
(-)Judicial deposits	(217,487)	(1,017)	(58,054)	77,171	13,630	(13,572)	(199,329)
Total contingencies, net	579,091	249,981	216,178	(138,872)	(137,563)	39,604	808,419

Main liabilities related to fiscal claims and provisions for contingencies:

a) PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues, exonerating it from the payment of these contributions on other revenues under the terms provided for by Law 9,718/98.

Following the enactment of Law no. 10,637/02 and Law no. 10,833/03, the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

Some lawsuits were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits already solved were reversed when the final decision was issued.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

b) ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment, and tax credits taken.

The amounts of contingencies related to ICMS and IPI increased significantly after the acquisition of Cintra.

c) Labor

The Company and its subsidiaries are involved in approximately 4,100 labor proceedings, considered as probable losses, with former employees, mainly related to overtime, dismissals, termination pays and benefits, among others.

d) Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security - INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as the withholding of this contributions on payments to service suppliers.

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated. Most of these lawsuits are still being analyzed at first court; only some of them are at superior Courts.

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of its legal counsels, the risk of loss is possible but not probable. For the lawsuits shown below, the Company’s management understands there is no need for provision:

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
PIS and Cofins	236,066	224,741	289,834	276,984
ICMS and IPI	644,351	823,445	768,263	973,305
IRPJ and CSLL	524,855	421,381	3,319,035	3,051,296
Labor claims	84,888	105,530	95,700	118,907
Civil claims	192,048	944,100	239,325	998,505
Other	234,629	396,563	317,751	457,454
Total	1,916,837	2,915,760	5,029,908	5,876,451

On December 31, 2007, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

a) Profits generated abroad

During 2004 and 2005, the Company and its subsidiaries received tax assessments, related to the tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax assessment; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its legal advisors did not make provisions in relation to these tax assessments, which totaled R$4,443,696 on December 31, 2007. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Court, the Company, based on the opinion of its legal advisors, considered that the amount of R$3,014,911 involves a risk of possible loss, while the amount of R$1,428,785 represents a risk of remote loss.

b) Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt Canada will strongly continue to defend against these lawsuits and, at this time, it is not possible to estimate the probability of loss or estimate its amount.

Additionally, Labatt Canada was assessed by the Canadian Government due to the interest rate, debits, fees and other transactions with related parties in the past. The total amount of the exposure may reach CAD$230,000, equivalent to R$415,290 on December 31, 2007 (CAD$200,000 equivalent to R$367,164 on December 31, 2006). In the event Labatt Canada is required to pay these amounts, CAD$120,000 will be reimbursed by InBev, equivalent to R$216,673. The remaining amount of CAD$110,000, equivalent to R$198,617, is recorded in Labatt Canada, under the account “Other Current Liabilities”.

c) Stock subscription bonus

Certain holders of the Company’s subscription bonus issued in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares in an amount lower than the Company considers as established upon the bonus issuance, and also to receive dividends correspondent to these shares since 2003 (in a current amount of approximately R$92,532), besides the legal fees.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counterentry funds significantly lower than the shares’ market value.

10. SOCIAL PROGRAMS

a) IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the year ended on December 31, 2007, the Company and its subsidiaries made contributions of R$6,100 (R$5,691 on December 31, 2006) to IAPP.

Based on the independent actuary report, IAPP’s plans position on December 31 is the following:

	2007	2006
Assets fair value	982,274	857,691
Present value of the actuarial liability	(602,861)	(555,295)
Asset surplus - IAPP	379,413	302,396

The surplus of assets of IAPP is recorded by the Company in its financial statements, on December 31, 2007, under "Other assets”, at the amount of R$18,503 (R$17,000 on December 31, 2006), amount estimated as the maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

b) Medical assistance benefits and others provided directly by the Company and subsidiaries

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements. On December 31, 2007, the balances of R$97,420 and R$224,163 of the Parent Company and the Consolidated, respectively (R$87,398 and R$326,587 of the Parent Company and the Consolidated, respectively, on December 31, 2006), are recognized in the Company’s financial statements as “Other”, in Long-term Liabilities, at the following amounts:

	Pension Plan	Post-retirement Benefit
	Labatt	Labatt	AmBev	Total
Present value of the actuarial liability	1,859,896	279,635	163,826	2,303,357
Assets fair value	(1,640,577)	-	-	(1,640,577)
Plan’s Deficit	219,319	279,635	163,826	662,780
Non-amortized actuarial adjustments	(346,859)	(70,256)	(66,406)	(483,521)
Subtotal	(127,540)	209,379	97,420	179,259
Distributors plan (i)	-	-	-	44,904
Total	(127,540)	209,379	97,420	224,163

(i) The liability regarding the distributors plan represents the pro rata interest of Labatt Canada on the liabilities of these plans that shall be financed by Labatt Canada through the allocation of service costs from these associated companies.

Changes in the provision for medical assistance benefits and others, as per the independent actuary report, were as follows:

	AmBev	Labatt	Total
Balance on December 31, 2006	87,398	239,189	326,587
Financial charges/incurred expenses	17,412	159,870	177,282
Exchange rate variation	-	(3,846)	(3,846)
Actuarial adjustment	-	(90,581)	(90,581)
Payment of benefits	(7,390)	(177,889)	(185,279)
Balance on December 31, 2007	97,420	126,743	224,163

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - FAHZ.

The FAHZ’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to sponsor professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial agreements with other entities.

Changes in the FAHZ’s actuarial liabilities, as per the independent actuary report, were as follows:

Balance on December 31, 2006	215,797
Incurred financial charges	36,829
Payment of benefits	(27,708)
Balance on December 31, 2007	224,918

The actuarial liabilities related to the benefits provided by FAHZ were fully offset by its assets on December 31, 2007 at the same date, and the assets surplus was not recorded by the Company in its financial statements, due to the possibility of destination of its use for purposes other than exclusively related to the payment of benefits.

d)	Actuarial assumptions

The medium and long-term assumptions, adopted by the independent actuary when calculating the actuarial liabilities, were as follows:

	Annual percentage (in nominal terms)
	AmBev		Labatt
	2007	2006	2007	2006
Discount rate	10.8	10.8	5.25	5.0
Rate of return expected from assets	9.6	13.9	7.4	7.4
Increase of the compensation component	7.1	7.1	3.0	3.0
Increase of medical services costs	7.1	6.5	8.5	2.5

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

11.	SHAREHOLDERS' EQUITY

a)	Subscribed and paid-in capital stock

On December 31, 2007, the Company’s capital stock, at the amount of R$6,105,207, was represented by 624,417 thousand shares of which 345,055 thousand are common shares and 279,362 thousand are preferred shares, all of them non-par registered shares.

At the Extraordinary General Meeting held on June 29, 2007, the Company’s shareholders approved the reverse split of shares comprising AmBev’s capital stock at a ratio of 100 existing shares for 1 share after the reverse split, without altering the capital stock. Since the Company’s ADRs also represent 100 shares, these will be traded without changes, and each ADR will represent 1 preferred or common share, as the case may be.

At the Meeting of the Board of Directors held on June 26, 2007, the Company increased its capital by R$128,333, upon the issuance of 43,427 thousand common shares and 79,944 thousand preferred shares, due to the resolutions at the Annual and Extraordinary General Meetings held on April 27, 2007.

On May 8, 2007, the Company increased its capital stock in the amount of R$12,000, without the issuance of new shares, upon the capitalization of the Tax Incentive reserve - Income Tax Reinvestment.

At the Annual and Extraordinary General Meeting held on April 27, 2007, the Company carried out the following capital increases: (i) R$74,636, without the issuance of new shares, upon the capitalization of 30% of the fiscal benefit earned by the Company through the partial amortization of the special goodwill reserve; and (ii) R$174,151, upon the issuance of 118,857 thousands of common shares and 55,148 thousands of preferred shares, paid up through the partial capitalization of the fiscal benefit earned by the Company through the partial amortization of the Special Goodwill Reserve.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Changes of shares of the subscribed capital occurred during 2007:

	Number of shares - per thousand shares
Description	Preferred	Common	Total
On December 31, 2006	29,957,173	34,501,039	64,458,212
Increases:
Extraordinary General Meeting held on 04.27.07	55,148	118,857	174,005
Board of Directors Meeting held on 06.26.07	79,944	43,427	123,371
Cancellations:
Extraordinary General Meeting held on 04.09. 07	(1,192,508)	(65,367)	(1,257,875)
Extraordinary General Meeting held on 06.29. 07	(963,506)	(92,484)	(1,055,990)
Balance on July 31, 2007	27,936,251	34,505,472	62,441,723
Reverse split (*)	(27,656,889)	(34,160,417)	(61,817,306)
On December 31, 2007	279,362	345,055	624,417

(*) Reverse split in the proportion of 100 for 1 - see Note 11 (a)

c)	Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

d)	Appropriation of the income for the year and constitution of statutory reserves

The Company’s by-law determines the following appropriation of the net income for the year, after the deductions set forth by law:

i.	35% percentage for the payment of mandatory dividends to all its shareholders. Pursuant to Law, preferred shares shall receive a dividend 10% higher than common shares.

ii.
An amount not higher than 68.875% of the net income, to set up the investments reserve, for the purpose of financing the expansion of the activities of the Company and its subsidiaries, even for the subscription of capital increases or creation of new projects. This reserve shall not exceed 80% of the capital stock. Should it reach this limit, it shall be incumbent upon the General Meeting to resolve on the balance, thus distributing it to shareholders or increasing the Company’s capital.

iii.
Distribution to the employees of up to 10% of the net income for the year, based on predetermined criteria. To the managers it shall be attributed an amount equal to the maximum legal limit. The profit sharing is conditioned to reaching group and individual targets previously established by the Board of Directors at the beginning of the year.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

e)	Proposed dividends

Calculation of the percentage of dividends approved by the Board of Directors on net income for the years ended on December 31:

	2007	2006
Net income for the year	2,816,407	2,806,256
Legal reserve (5%) (i)	-	-
Dividends calculation basis	2,816,407	2,806,256

Dividends/Interest attributed to shareholders’ equity paid	1,925,800	1,473,135

(-) Withholding income tax	(316,193)	(173,679)

Total of distributed dividends	1,609,607	1,299,456

Percentage of dividends on the calculation basis - %	57,15	46,31

Net dividends per thousand outstanding
shares (excluding treasury shares)
Common	1,867.36	17.77
Preferred	2,054.10	19.54

(i)
The legal reserve was no longer set up, pursuant to the corporate legislation, which establishes that such reserve may stop being constituted when, added to the capital reserves, exceeds thirty per cent (30%) of the Company’s capital stock.

f)	Interest attributed to shareholders’ equity

Companies legally have the option to distribute to the shareholders interest calculated based on TJLP on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed.

Although such interest is recorded in the accounting and fiscal books as financial revenue, when declared by subsidiaries and associated companies, and as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction. Thus, the interest attributed to shareholders’ equity is considered as dividends received and paid and are not recorded in the statement of income. Consequently, in these financial statements, the aforementioned records are reclassified, i.e., the interest on the capital received or to be received are credited to the investments account and the interest on the capital paid or to be paid are debited from the retained earnings.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

The interest attributed to shareholders’ equity and dividends not claimed in 3 years, counted from the payment beginning date, prescribe and are reverted in favor of the Company (Law no. 6,404/76, Article 287, subsection II, item a).

g)	Treasury shares

During the year ended December 31, 2007, the Company acquired 21,884 thousand preferred shares at the weighted average cost of R$122.00, the maximum cost being R$145.00, and the minimum cost being R$102.00, and 2,267 thousand common shares at the weighted average cost of R$114.44, the maximum cost being R$137.00 and the minimum cost being R$92.10.

Changes in the Company’s treasury shares during the year ended December 31, 2007 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On December 31, 2006	704,125	34,694	738,819	940,768
Reverse split (*)	(697,084)	(34,347)	(731,431)
Movements occurred in the year:
Share buyback related to the Plan	917	278	1,195	117,329
Share acquisitions - Market	21,884	2,267	24,151	2,955,850
Cancellation of shares	(21,560)	(1,578)	(23,138)	(2,760,519)
Transfer of shares to shareholders of the shares Plan	(614)	(123)	(737)	(94,559)
On December 31, 2007	7,668	(1,191)	8,859	1,158,869

(*) Reverse split at the ratio of 100 per 1 - See Note 11 (a)

On December 12, 2007, the closing of the share buyback program launched on August 20, 2007 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by itself, up to the amount of R$500,000, to be ended on December 6, 2008, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

12.	SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by employees, in order to align the interests of shareholders with those of employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options granted as from 2006 have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s clauses.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On December 31, 2007, the outstanding balance of advances to employees for the purchase of shares refers to the plans granted before 2003, and amounts to R$41,579 in the consolidated (R$72,740 on December 31, 2006). The loans are guaranteed by the shares purchased.

Movements in outstanding share options for the year ended on December 31, 2007 were as follows:

	Share purchase option - per thousand shares
	2007		2006
Description	Preferred	Common	Preferred	Common
Balance of share purchase options exercisable at the beginning of the year	237,478	33,825	365,101	73,020
Reverse split (*)	(235,103)	(33,487)	-	-
Movements occurred during the year:
Exercised	(614)	(123)	(155,553)	(31,110)
Cancelled	(350)	(60)	(41,576)	(8,085)
Granted	583	-	69,506	-
Balance of share purchase options exercisable at the end of the year	1,994	155	237,478	33,825

(*) Reverse split at the ratio of 100 per 1 - See Note 11 (a)

13.	TREASURY

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and carry out currency and interest swap operations and currency commodities and forward operations to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

The instruments mentioned above are contracted for hedging purposes, which does not prevent that redemptions may occur at any time, although the Company really intends to maintain them until the end of the underlying operation (hedged item).

b)	Derivative instruments

The Company, in order to reduce the risks of exposure to certain fluctuations in exchange rates, interest and commodities, contracts derivative instruments. On December 31, 2007, the amounts contracted as derivative instruments are as follows:

Description	12.31.07	12.31.06
Currency hedge (i)
Reais/US$	2,412,646	3,086,527
Reais/Yen	339,408	622,048
Reais/Euros	494,733	-
Peruvian Sol/US$	55,080	78,271
CAD/US$	159,608	249,095
CAD/R$	1,485,294	825,363

Interest rate hedge (i)
CDI x Fixed Rate	700,772	(137,513)
Fixed Rate / Canadian Bankers Acceptance	751,295	508,449

Commodities hedge (i)
Aluminum	314,195	314,264
Sugar	94,022	126,566
Wheat	(23,922)	(76,854)
Corn	-	2,199
	6,783,131	5,598,415

(i) The amount of the above operations were determined based on the market value of financial instruments of currency, interest rate and commodities hedge

As of December 31, 2007, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of the instruments and the respective market value, in accordance with the Brazilian Corporation Law.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Had the Company recorded its derivative instruments at market value, it would have recorded, for the year ended on December 31, 2007, an additional gain of R$164,834 (R$141,733 on December 31, 2006), presented as follows:

Financial instruments	Book value	Market	Unrealized variable gains
Public bonds	67,688	80,453	12,765
Swaps/forwards	(322,525)	(316,804)	5,721
Forward R$ x CAD Labatt Canada	145,150	288,035	142,885
Cross Currency Swap Labatt Canada (*)	(139,227)	(135,764)	3,463
	(248,914)	(84,080)	164,834

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

ii.	Commodities and currency hedge

These operations have the specific purpose of reducing the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired. The net results of such operations, determined at cost value (corresponding to its market value), are deferred and recognized in the statement of income, when the sale of the corresponding product occurs.

During the year ended December 31, 2007, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” was:

Description	Decrease/(Increase) in the cost of goods sold
Currency hedge	(195,906)
Hedge of aluminum	12,578
Hedge of sugar	(53,939)
Hedge of wheat	(4,419)
(241,686)

On December 31, 2007, unrealized losses in the amount of R$126,393 were deferred, in “Other assets”. Such loss shall be recognized at debit of the Company’s results: with the amount of R$119,522 in “Cost of goods sold”, when the corresponding finished products are sold and the remaining balance in operating expense, as this is hedge of expenses.

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by bonds and financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, plus monetary and exchange variations, according to closing indexes for each period.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Had the Company used a method where its financial liabilities are recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$466,492, on December 31, 2007 (R$580,938 on December 31, 2006), as presented below:

Financial liabilities	Book value	Market value	Difference
Series A Notes (i)	287,104	289,609	(2,505)
Series B Notes (ii)	90,281	90,694	(413)
Senior Notes - BRI (iii)	160,338	171,728	(11,390)
International financings (other currencies) (iv)	1,828,941	1,828,941	-
Financings in Reais	1,485,072	1,599,237	(114,165)
Agro-industrial credit (iv)	476,650	476,650	-
BNDES/FINEP/EGF (iv)	394,863	394,863	-
Resolution 63 / Compror 63 (iv)	893,329	893,309	20
Bond 2017	312,350	273,162	39,188
Bond 2011 and Bond 2013	1,802,705	2,179,932	(377,227)
Debentures	2,120,548	2,120,548	-

	9,852,181	10,318,670	(466,492)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.

(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.

(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

(iv)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as of December 31, 2007, approximately 116.75% of face value for Bond 2011, 116.67% for Bond 2013 and 86.91% for Bond 2017 (120.75% for Bond 2011 and 117.13% for Bond 2013, on December 31, 2006); to the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Financial income
Exchange variation on financial investments	-	-	(52,314)	(15,471)
Interest on cash and cash equivalents	24,982	56,137	95,321	111,101
Financial charges on taxes,
contributions and judicial deposits	16,009	24,852	47,999	29,838
Interest on advances to employees for the purchase of shares	7,665	9,830	7,715	9,954
Interest and exchange variation on loans	215,353	76,583	-	-
Other	17,251	22,101	23,127	32,997
	281,260	189,503	121,848	168,419

Financial expenses
Exchange variation on financings	462,002	263,911	475,624	204,620
Net losses on derivative instruments	(726,747)	(585,809)	(653,446)	(496,337)
Interest on debts in foreign currency	(270,120)	(267,809)	(624,667)	(523,773)
Interest on debts in reais	(333,534)	(190,506)	(340,899)	(191,523)
Interest and exchange rate variation on loans	-	-	-	(1,757)
Taxes on financial transactions	(100,193)	(99,193)	(121,199)	(131,774)
Financial charges on contingencies and other	(49,173)	(50,142)	(64,087)	(59,864)
Other	(40,313)	(23,924)	(46,153)	(46,334)
	(1,058,078)	(953,472)	(1,374,827)	(1,246,742)

Net financial income	(776,818)	(763,969)	(1,252,979)	(1,078,323)

e)	Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing it to settle derivative financial assets and liabilities in the event of default.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

14.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Year ended on December 31
	2007	2006

Consolidated net income before income and social contribution taxes	4,525,962	4,307,255
Statutory profit sharing and contributions	(69,380)	(194,425)
Consolidated net income before income and social contribution
taxes and minority interest	4,456,582	4,112,830

Expense with income and social contribution taxes at nominal rates (34%)	(1,515,237)	(1,398,362)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(485,681)	(395,398)
Foreign subsidiaries’ income not subject to taxation	25,284	42,429
Interest attributed to shareholders’ equity (Note 11 (f))	368,566	500,869
Equity gains in subsidiaries	78,088	58,545
Exchange variation on investments	(80,980)	(33,843)
Permanent additions and exclusions and other	17,123	(89,520)
Income and social contribution taxes expenses	(1,592,837)	(1,315,280)

(i)
The amortization of non-deductible goodwill comprises the effects of the goodwill balance recorded in Labatt ApS in relation to Labatt Canada, totaling R$1,129,447 in the period ended December 31, 2007 (R$969,847 on December 31, 2006), generating a tax effect as it is not deductible, totaling R$384,012 (R$329,748 in December 2006).

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income

	Parent Company		Consolidated
	2007	2006	2007	2006

Current	(94,693)	63,609	(963,566)	(688,798)
Deferred	(520,185)	(460,428)	(629,271)	(626,482)
Total	(614,878)	(396,819)	(1,592,837)	(1,315,280)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Deferred taxes balances

Deferred income and social contribution taxes are recorded to reflect future tax effects on temporary differences between the fiscal and the accounting basis of assets and liabilities.

According to CVM Instruction 371, dated June 27, 2002, the Company, based on the expectation of future taxable profits, determined by technical studies approved by the management, also recognized deferred tax assets related to tax losses carryforward and negative basis of social contribution, which do not expire and whose utilization is limited to 30% of annual taxable income. The deferred tax assets accounting balance is reviewed periodically and projections are evaluated annually. Should there be relevant factors, which may modify those projections, they are evaluated by the Company during the fiscal year.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

The deferred income and social contribution taxes were calculated based on:

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Current assets
Tax losses carryforwards	60,001	69,099	157,050	98,334
Temporary differences:
Goodwill future profitability - Mergers	350,770	350,771	350,770	350,771
Provision for interests on shareholders’ equity	-	22,100	-	22,100
Provision for restructuring	-	-	11,536	26,802
Provision for employees profit sharing	29,459	54,029	32,265	57,390
Provision for marketing and selling expenses	57,871	54,524	57,872	54,599
Others	37,834	-	40,232	-
	535,935	550,523	649,725	609,996

Long-term assets
Tax losses carryforwards	107,866	232,038	624,666	770,969
Temporary differences:
Non-deductible provisions	174,240	248,949	277,276	307,008
Provision for losses on tax incentives	3,085	3,085	7,619	7,619
Goodwill future profitability - Mergers	1,822,470	2,115,714	1,822,470	2,115,714
Provision for benefits to employees	33,123	29,715	68,834	82,228
Provision for losses on properties held for sale	12,307	16,393	12,704	17,150
Provision for losses on hedge	159,933	130,900	159,933	130,900
Allowance for doubtful accounts	8,959	10,241	10,466	11,241
Others	13,285	63,971	52,810	123,903
	2,335,268	2,851,006	3,036,778	3,566,732

Long-term liabilities
Temporary differences
Accelerated depreciation	-	-	34,290	47,758
Others	18,571	22,770	97,195	83,638
	18,571	22,770	131,485	131,396

Management considers that the deferred tax assets on temporary differences will be realized proportionally to the ultimate conclusion of contingencies and events that originated them.

Based on technical studies of projections of future taxable income determined according to CVM Instruction 371, the Company estimates to recover the deferred tax assets on tax losses carryforwards of the parent company and subsidiaries located in Brazil and abroad, in the following years:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Amounts in millions of Reais
2009	2010	2011	2012	Total
297	243	24	61	625

The balance of deferred income tax assets as of December 31, 2007 includes the total effect of tax losses carryforward of Brazilian subsidiaries, including the balance from the acquisition of Cervejarias Cintra Indústria e Comércio Ltda, ocurred in May 2007, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between the Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the utilization of deferred income and social contribution taxes should not be taken as an indicator of the Company’s future profits.

15.	COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2008, 2009, 2010 and 2011, already contracted on December 31, 2007, at the amounts of R$1,777,305, R$884,246, R$898,200 and R$7,260, respectively, (R$457,900 for 2008 and R$229,300 for 2009, on December 31, 2006).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

16.	OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Operating income
Subsidy for investments of subsidiary	212,854	160,010	226,472	165,355
Exchange rate variation on investments overseas	-	-	-	79,361
Tax recovery	26,207	23,985	32,128	23,985
Discount on the advanced settlement of tax benefit	34,419	39,888	34,419	39,888
Reversal of provision for losses from investments	3,419	12,398	3,221	21,964
Other	28,303	-	42,479	12,660
	305,202	236,281	338,719	343,213
Operating Expenses
Goodwill amortization	(122,816)	(107,519)	(1,500,639)	(1,282,960)
Additional goodwill amortization (i)	(35,845)	-	(59,627)	-
Exchange variation on investments abroad	(88,337)	(17,946)	(227,537)	-
Write-off of IPI/ICMS non-recoverable	(13,928)	-	(17,381)	-
Taxes on other revenues	(3,212)	(4,411)	(3,272)	(4,419)
Other	(6,846)	(8,330)	(13,404)	(10,976)
	(270,984)	(138,206)	(1,821,860)	(1,298,355)
Other operating income (expenses), net	34,218	98,075	(1,483,141)	(955,142)

(i)	The Company reviewed, based on the projection of future results of Quinsa, the period for goodwill amortization related to this investment, changing the amortization period from 10 to 7 years.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

17.	NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Non-operating income
Gain from the disposal of investments	18	-	18	10,211
Gain from the interest in investees	1,682	-	3,197	5,516
Gain from the disposal of property, plant and equipment	-	-	31,341	4,747
Gain from the disposal of real estate held for sale	8,479	-	7,583	-
Reversal of provision for losses in other investments	-	12,398	3,221	-
Other	-	467	3,572	6,245
	10,179	12,865	48,932	26,719

Non-operating expenses
Loss in the interest in investees	-	(705)	-	-
Provision for losses on permanent assets	(273)	-	(377)	(17,977)
Loss in the disposal of permanent assets	(1,013)	(4,632)	-	-
Loss from disposal of properties held for sale	-	(342)	-	(342)
Provision for restructuring	-	-	(5,611)	(18,831)
Other	_(146)	(363)	(2,587)	(18,325)
	(1,432)	(6,042)	(8,575)	(55,475)

Total non-operating income (expenses), net	8,747	6,823	40,357	(28,756)

18.	INSURANCE

The Company and its subsidiaries maintain standard programs of security, training, environment and quality in all its units, in order, among other purposes, to reduce the risks of accidents. In addition, it maintains insurance agreements, with coverage determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. Due to their nature, risk assumptions are not included in the scope of a financial statements audit and, therefore, were not examined by our independent auditors.

19.	ENVIRONMENT

In 2007, the Company and its subsidiaries invested, in constructions and equipment related to the environment, the amount of R$32,378 and R$48,450 respectively, related to water/effluent treatment and disposal of residues (R$43,352 and R$50,594 in 2006, respectively).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

20.	SUBSEQUENT EVENTS

a)	Law Nº 11,638 - amendment to the Brazilian Corporate Law

Law No. 11,638 published in the Official Federal Gazette on December 28, 2007 changed a number of provisions in Law Nº 6,404 (Brazilian Corporate Law). These changes came into effect on January 1, 2008.

Among the major changes introduced, we highlight the following issues that in our assessment may change the presentation of our financial statements and the criteria for determination of our financial position and earnings as from the year ending 2008:

•
The mandatory disclosure of the Statement of Changes in Financial Position was eliminated and will be replaced by the Statement of Cash Flows, already disclosed by the Company as a complementary information. Additionally, the Statement of Added-Value was also introduced as a mandatory disclosure and will be disclosed by the Company as from 2008.

•
Intangible assets and rights were segregated from the tangible ones, and permanent assets are now classified into investments, property, plant and equipment, intangible items and deferred charges. This change was already incorporated in the financial statements for the year ended 31 December 2007.

•
The caption "Equity valuation adjustments" was created under Shareholders' Equity. Any counterparties to increases or decreases in the amount assigned to asset and liabilities items, arising from its market price valuation, will be considered as adjustments to equity while not computed in the income statement for the year in accordance with the accrual basis.

•
Pre-operating expenses and restructuring costs effectively contributing to the increase in earnings for more than one fiscal year and not representing just a decrease in costs or addition to the operating efficiency will be classified as Deferred Charges.

•
Tax incentives will no longer be classified as a capital reserve, and will now be recognized in the income statement for the year. In view of determination by the Management bodies, the General Shareholders' Meeting may assign part of the profit corresponding to these incentives for recognition of a Fiscal Incentives Reserve, to be created as part of the profit reserves and that may be excluded from the mandatory dividend calculation basis.

•	Additionally, the criteria for valuation of assets and liabilities were changed, with the following issues worth mentioning:

•	Asset and liabilities items arising from long-term operations, as well as significant short-term operations, will be adjusted at present value, in accordance with international accounting standards;

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

•
The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated so that the company may record potential losses or carry out a review of the depreciation rates, amortization, and depletion criteria;

•	Rights classified under intangible assets shall be evaluated based on the cost incurred upon purchase deducted from the balance of the respective amortization account;

•	"Available-for-sale" or "Held-for-Trading" financial instruments will now be evaluated at market value;

•	All other financial instruments shall be evaluated based on their updated cost or adjusted in accordance with the probable realizable value, if lower.

•
In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value.

•
Interest in debentures, held by employees and management, even if as financial instruments, or as employees assistance institutions or pension funds, not characterized as expenses, shall be included in the statement of income for the year.

•
Elimination of the possibility to record revaluation reserves for corporations. The new Law granted an option to companies to either maintain any existing balances and recognize these balances under the current rules or reverse these balances until the end of the year 2008.

The Company's Management is analyzing the effects that the aforementioned changes will have on its shareholders' equity and earnings for 2008, and it will also consider the guidance and definitions to be issued by the regulatory bodies. Management currently understands it is not possible to determine the effects of these changes on the income statement or shareholders' equity for the year ended December 31, 2007.

b)	Acquisition of Interest - Lambic Holding S.A.

On January 24, 2008, the Company, through its subsidiary Cervejarias Reunidas Skol Caracu S.A., paid the company Lince Netherlands BV the amount of US$46,000 (the equivalent to R$82,262), related to the acquisition of 12.901% of the shares of the Argentinean company Lambic Holding S.A.

c)	Outcome of the public tender offer for Quinsa’s shares

The Company announced on February 12, 2008 the closure of the public voluntary tender offer to acquire 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares issued as American Depositary Shares (“ADS”)) issued by its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), which represent the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

AmBev has accepted the purchase of 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa, representing 57% of Quinsa’s Class A shares and 94% of Quinsa’s Class B shares not owned by AmBev or by its subsidiaries, that were successfully tendered and not withdrawn.

With the settlement of the offering, which took place on February 15, 2008, AmBev’s interest in Quinsa’s voting capital will be of 99.56%, holding a 99.26% economic interest.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006.

	2007	2006
Operating activities
Net income of the period	2,816,407	2,806,256
Expenses (revenues) that do not affect cash and cash equivalents
Depreciation and amortization	1,423,980	1,188,353
Tax, labor and other contingencies	25,100	(111,832)
Financial charges on tax and fiscal contingencies	82,893	36,708
Gain on settlement of fiscal incentives	(34,419)	(39,888)
Provision for losses in inventories and permanent assets	(10,151)	11,808
Reversal of the provision for losses on investments	(3,221)	(21,964)
Provision for restructuring	5,611	18,831
Financial charges and variations on stock plans	(7,715)	(9,954)
Financial charges and variations on taxes and contributions	8,018	1,449
Loss in the disposal of permanent assets	82,997	163,358
Exchange rate variation and charges on financings	343,163	424,225
Deferred income tax and social contribution benefit	629,271	626,482
Exchange rate variation on subsidiaries abroad that do not affect the cash	227,537	(79,361)
Amortized goodwill, net of realized negative goodwill	1,560,266	1,282,960
Minority shareholders interest	47,338	(8,706)
Equity accounting results	(3,875)	(1,391)
Unrealized losses on derivatives	119,825	260,508
Untimely credit recovery	(32,128)	(23,985)
Loss (Gain) of interest in subsidiaries	(3,197)	(5,516)
Write-off of irrecoverable IPI/ICMS	17,381	-

(Increase) reduction in assets accounts
Trade accounts receivable	(165,223)	(166,246)
Recoverable taxes	(49,830)	(14,491)
Inventories	(148,916)	(142,814)
Judicial deposits	(16,127)	(63,244)
Other	(40,313)	(232,070)

Increase (reduction) in liabilities accounts
Suppliers	843,365	286,798
Salaries, profit sharing and social charges	(62,098)	20,662
Income tax, social contribution and other taxes	253,881	36,871
Disbursements linked to provision for contingencies	(170,687)	(268,223)
Other taxes and contributions to be paid	52,840	93,746
Other	126,601	(84,042)
Cash generation from operating activities	7,918,574	5,985,288

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Investment activities
Financial investments, with over 90 day-term maturity	(224,174)	180,625
Securities and deposits in guarantee	-	110
Investments acquisition	(430,132)	(2,639,238)
Disposal of property, plant and equipment	107,535	117,606
Acquisition of property, plant and equipment	(1,630,900)	(1,425,693)
Opening cash - New company consolidation	3,472	-
Capital increase in subsidiary	(12,723)	-
Expenditures in the deferred charges composition	(15,454)	(18,712)
Use of cash in investment activities	(2,202,376)	(3,785,302)

Financing activities
Financings
Fund raising	9,428,526	9,344,808
Amortization	(9,384,749)	(7,386,297)
Variation in minority shareholders’ capital	(4,903)	52,955
Capital increase	128,333	3,433
Financed sales of shares	54,531	72,491
Repurchase of shares	(3,094,382)	(1,765,145)
Payment of dividends	(1,952,587)	(1,790,831)
Use of cash in financing activities	(4,825,231)	(1,468,586)

Effect of the exchange rate variation on cash	(121,666)	(29,744)
Increase in cash and cash equivalents	769,301	701,656

Initial balance of cash and cash equivalents	1,538,928	837,272
Final balance of cash and cash equivalents	2,308,229	1,538,928
Increase in cash and cash equivalents	769,301	701,656

Additional cash flow information:
Payment of interest on loans	816,029	603,066
Payment of income tax and social contribution on net income	631,776	585,302

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2007	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	INCOME STATEMENT	8
04	01	STATEMENT OF CHANGES IN FINANCIAL POSITION	9
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007	11
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	12
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	13
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	14
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	16
07	01	CONSOLIDATED INCOME STATEMENT	18
08	01	CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	19
09	01	INDEPENDENT AUDITORS’ REPORT - UNQUALIFIED OPINION	21
10	01	MANAGEMENT REPORT	32
11	01	NOTES TO THE FINANCIAL STATEMENTS	42/90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5th, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations